



02028109

東亞銀行

THE BANK OF EAST ASIA, LIMITED

香港中環德輔道中十號
10 Des Voeux Road Central, Hong Kong

Our Ref: SHR/02/33

March 15, 2002

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

02 MAR 28 AM 8:50

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED
Secretarial Department

Molly Ho Kam-lan
Company Secretary

MH/TT/im/257
Encls.


東亞強積金
BEA Mandatory Provident Fund
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通訊地址：香港郵政總局信箱31號 電話：(852) 2842 3200 電傳：HX73017 電報掛號：BANKEASIA 環球銀行財務電信：BEASHKHH 傳真機：(852) 2845 9333 網址：www.hkbea.com
Correspondence Address: G.P.O. Box No. 31, Hong Kong Tel: (852) 2842 3200 Telex: HX73017 Telegram: BANKEASIA S.W.I.F.T.: BEASHKHH Fax: (852) 2845 9333 Website: www.hkbea.com

GF 188 (MPF)

Annex to Letter to the SEC
dated March 15, 2002 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since January 18, 2002 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document: Press announcement in respect of Appointment of Independent Non-executive Director
   Date: February 6, 2002
   Source of Requirement: The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKSE Listing Rules")

2. Document: Press Announcement in respect of announcement of 2001 final results
   Date: February 6, 2002
   Source of Requirement: HKSE Listing Rules

3. Document: Form SC1 Return of Allotments
   Date: February 11, 2002
   Source of Requirement: Hong Kong Companies Ordinance

4. Document: Annual Report 2001
   Date: March 2, 2002
   Source of Requirement: HKSE Listing Rules

5. Document: Share Repurchase Circular
   Date: March 2, 2002
   Source of Requirement: HKSE Listing Rules

6. Document: Proxy Form
   Date: March 2, 2002
   Source of Requirement: HKSE Listing Rules

7. Document: Proposals Involving Adoption of The Staff Share Share Option Scheme 2002 and Termination of the Operation of The Staff Share Option Scheme 1999
   Date: March 2, 2002
   Source of Requirement: HKSE Listing Rules

8. Document: Scrip Circular and Form of Election in respect of 2001 final scrip dividend
   Date: March 5, 2002
   Source of Requirement: HKSE Listing Rules

9. Document: Form SC1 Return of Allotments
   Date: March 11, 2002
   Source of Requirement: Hong Kong Companies Ordinance

10. Document: Press announcement setting out the basis of allotment of the new shares to be issued under the 2001 final scrip dividend scheme
    Date: March 15, 2002
    Source of Requirement: HKSE Listing Rules



THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Bank of East Asia, Limited (the "Bank") is pleased to announce that **Mr. Thomas Kwok Ping-kwong**, a Non-executive Director of the Bank, has been appointed an Independent Non-executive Director of the Bank with effect from 6th February, 2002.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 6th February, 2002.



AST ASIA, LIMITED

ng with limited liability in 1918)

)F 2001 FINAL RESULTS

Industry Sectors

ances to customers by industry sectors has been classified
an and is stated gross of any provisions.

	2001	2000	Variance
	HK$'000	*HK$'000*	%
nancial	5,158,882	5,220,885	-1.2
	11,477,370	10,590,097	+8.4
	1,819,351	2,679,540	-32.1
	82,405	135,947	-39.4
rade	2,701,901	2,865,242	-5.7
	1,568,309	1,332,082	+17.7
t	4,322,030	3,387,521	+27.6
	7,350,675	7,564,898	-2.8
	34,480,923	33,776,212	+2.1
of flats in Scheme, pation Purchase	2,596,815	2,647,378	-1.9
of other	42,169,173	41,120,118	+2.6
	1,955,494	1,601,340	+22.1
	3,760,291	3,742,416	+0.5
	50,481,773	49,111,252	+2.8
ng	84,962,696	82,887,464	+2.5
	3,067,857	3,110,720	-1.4
ng	20,144,009	17,995,775	+11.9
	108,174,562	103,993,959	+4.0

Geographical Areas

reakdown of the gross amount of advances to customers by
is derived according to the location of the counterparties
nsfer of risk. In general, such transfer of risk takes place if
party in a country which is different from that of the
e on an overseas branch of a bank whose head office is

nces to ers	Non-performing loans		Advances overdue for over three months	
2000	2001	2000	2001	2000
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
90,016,930	2,326,930	2,459,904	2,375,517	2,931,325
3,188,183	591,638	855,006	692,299	894,893
3,261,599	184,111	226,110	133,191	132,690
7,527,247	217,353	204,188	14,601	156,797
03,993,959	3,320,032	3,745,208	3,215,608	4,115,705

less Provisions

	2001	2000	Variance
	HK$'000	*HK$'000*	%
	108,174,562	103,993,959	+4.0
ancial			
	560,649	510,625	+9.8
nts	3,037,584	3,058,343	-0.7
	111,772,795	107,562,927	+3.9
ubtful			

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

(d) *Other Overdue Assets*

	2001			2000		
	Debt securities	Accrued Interest	Other assets*	Debt securities	Accrued Interest	Other assets*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other assets overdue for						
— 6 months or less but over 3 months	—	3,641	2,476	27,298	28,126	189
— 1 year or less but over 6 months	—	3,861	1,159	54,507	7,914	431
— Over 1 year	15,595	2,062	890	59,688	1,812	3,897
	15,595	9,564	4,525	141,493	37,852	4,517
Rescheduled assets	—	—	—	—	—	2,381
	15,595	9,564	4,525	141,493	37,852	6,898

* *Other assets refer to trade bills and receivables*

D. OFF-BALANCE SHEET EXPOSURES

The following is a summary of each significant class of off-balance sheet exposures:

	2001	2000	Variance
	HK$'000	*HK$'000*	%
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	3,717,540	2,250,206	+65.2
— Transaction-related contingencies	460,168	260,214	+76.8
— Trade-related contingencies	2,197,335	2,705,737	-18.8
— Note issuance and revolving underwriting facilities	23,178	31,368	-26.1
— Other commitments	31,861,150	27,576,787	+15.5
— Others	—	1,993	
Total	38,259,371	32,826,305	+16.6
— Aggregate credit risk weighted amount	7,789,246	5,194,552	+50.0
Notional amounts of derivatives			
— Exchange rate contracts	20,670,582	22,496,789	-8.1
— Interest rate contracts	6,432,526	1,845,645	+248.5
— Equity contracts	38,730	—	
Total	27,141,838	24,342,434	+11.5
— Aggregate credit risk weighted amount	144,416	155,731	-7.3
— Aggregate replacement costs	190,405	358,712	-46.9

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

E. CURRENCY CONCENTRATIONS

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	2001 HK$ Million				2000 HK$ Million		
	USD	CAD	Others	Total	USD	Others	Total
Spot assets	47,398	3,700	18,303	69,401	49,274	16,275	65,549
Spot liabilities	(49,546)	(3,944)	(19,792)	(73,282)	(48,191)	(20,223)	(68,414)
Forward purchases	13,777	318	4,041	18,136	13,571	6,336	19,907

4. **Liquidity ratio**

	2001	2000
	%	%
Average liquidity ratio for the year	46.6	48.4

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Banking Ordinance.

CHAIRMAN'S STATEMENT

I am pleased to inform shareholders that Tan Sri Dr. Khoo Kay-peng, Mr. Thomas Kwok Ping-kwong and Mr. Richard Li Tzar-kai, were appointed Non-executive Directors of the Bank in October 2001. Dr. Khoo is Chairman & Group Chief Executive of MUI Group of Companies, Mr. Thomas Kwok is Vice Chairman & Managing Director of Sun Hung Kai Properties Limited and Mr. Richard Li is Chairman & Chief Executive of Pacific Century CyberWorks Limited. I am confident that the valuable contribution of these gentlemen will lead to the further success of The Bank of East Asia.

In 2001, The Bank of East Asia Group achieved profit attributable to shareholders of HK$1,600 million, which represents a decrease of HK$287 million, or 15.2%, over the 2000 figure of HK$1,887 million. Basic earnings per share were HK$1.12. Return on average assets and return on average equity were 0.9% and 9.7% respectively.

As at 31st December, 2001, total consolidated assets were HK$181,765 million, of which 59.5%, or HK$108,175 million, were advances to customers. Customer deposits were HK$140,817 million, while debt instruments issued stood at HK$8,902 million. The loan to deposit ratio was 72.3%, compared with 69.7% at the end of last year. Total capital resources increased by 12.2% to HK$22,538 million.

At the Annual General Meeting to be held on Tuesday, 26th March, 2002, the Directors will propose a final dividend of HK$0.33 per share which, together with the interim dividend of HK$0.21 per share paid in September 2001, will constitute a total dividend of HK$0.54 per share for the full year. This represents a decrease of 16.9% over the total dividend of HK$0.65 per share for the year 2000 *(Note)*.

The year 2001 was a difficult one for the Hong Kong banking industry. Margins were squeezed owing to sluggish loan demand and strong competition, and the 11th September terrorist attacks aggravated an already difficult trading environment. The operating outlook for 2002 remains weak, and most businesses have adopted a cautious attitude. Credit growth will continue sluggish, maintaining the current pressure on pricing. In order to gain competitive advantage, banks will step up the pace of innovation and introduction of new products. Further consolidation within the industry is possible, as banks look to achieve greater economies of scale.

In the face of these external challenges, our Bank is strengthening its position as one of the most respected financial institutions in Hong Kong. The Bank's achievements continue to garner international attention. Among other distinctions, during 2001 the Bank was named **Best Retail Bank** in the Omega Outstanding Technology and Financial Enterprise Awards, and was awarded **Best Retail Bank** in the Asian Banker Excellence in Retail Financial Service Award 2001.

As a leading bank in Hong Kong serving the Hong Kong, the Mainland of China and Overseas Chinese communities, we continue to build for the future and strengthen our franchise in Hong Kong, the Mainland and international markets through strategic acquisitions and organic growth. In March 2001, the Bank completed the previously announced acquisition of FPB Bank Holding Company Limited, the holding company of First Pacific Bank. In August 2001, United Chinese Bank Limited was formally merged with the Bank, after having operated as a subsidiary for the preceding six years. Also in August 2001, the Bank acquired Grand National Bank in the US. Legal merger with First Pacific Bank will take effect from 1st April, 2002. The work of integrating United Chinese Bank and First Pacific Bank with the Bank is progressing well, achieving the expected synergies and building value for shareholders.

Based on our well-developed, rational branch network and well-respected reputation, we will continue to develop our domestic retail banking business and build our consumer franchise. To this end, we have launched the Corporate Identity and Branch Transformation projects. These initiatives will have a significant impact during 2002, enhancing the Bank's brand image and improving the sales performance of our branches. The Bank also will seek to broaden the scope of products and services offered, in order to diversify sources of income. As part of this exercise, the Bank will develop new non-collateral based banking products and services, as well as new businesses to assist e-commerce.

With the gradual relaxation of restrictions imposed on foreign banks following China's accession to the World Trade Organization, we will take advantage of our long-standing and leading position in China to capture potential business opportunities. In addition, we will explore opportunities to form strategic partnerships with local financial institutions in China.

We will continue to pursue growth through expansion of our core business. Furthermore, we will seek growth through strategic acquisitions where we identify business opportunities that allow us to successfully leverage our brand services and operations.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 5th February, 2002

Note: Shareholders whose names are on the Register of Members at the close of business on Tuesday, 5th March, 2002 will be entitled to the proposed final dividend. The final dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the forthcoming Annual General Meeting and the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Tuesday, 26th March, 2002. Details of the scrip dividend and the election form will be sent to shareholders on or about Tuesday, 5th March, 2002.

EXECUTIVE DIRECTORS' REPORT

FINANCIAL REVIEW

Financial Performance

The trading environment remained difficult during 2001. The slowdown in the US economy, compounded by the effects of the events of 11th September, seriously affected the Hong Kong banking industry's asset quality and profit growth. Against this difficult environment, The Bank of East Asia Group recorded a 15.2% decrease in profit attributable to shareholders, from HK$1,887 million in 2000 to HK$1,600 million.

Although the Bank acquired 75% of First Pacific Bank on 22nd December, 2000, its results for the period from 22nd to 31st December, 2000 were not included in the consolidated profit and loss account for the year 2000, as they were considered by the Directors to be immaterial to the Group. First Pacific Bank's net profits for 2001, however, were consolidated into year 2001's accounts.

During the year, the Bank made a number of changes in accounting policies. The material changes include, among others, accruing proposed dividends when approval is obtained, capitalising and amortising on a straight-line basis the goodwill arising on acquisition of subsidiaries, and the adoption of equity accounting for investments in associates. Prior period adjustments have been made in respect of these accounting policy changes.

INTEGRATION AND MERGER EXERCISE

Following compulsory acquisition of all outstanding st
March 2001, the company became a wholly-owned subsi
Exchange of Hong Kong.

In August, the Bank successfully completed the legal n
2001 on the merger of First Pacific Bank into the Bank
positive. Integration of the computer and operations sys
place toward the end of March this year, and the date of
1st April, 2002.

ORGANIZATION RESTRUCTURING

Branch Transformation Project

In January 2001, the Bank engaged A.T. Kearney to
Transformation Project. This project aims to free the hid
sales promotion the primary focus of the network. The

- Approved a complementary set of model brai designed to achieve clearly defined goals;
- Devised a new branch sales incentive system;
- Developed a new branch performance managen
- Conducted a review of the efficiency of the bra
- Established methodologies for reengineering br
- Devised a rollout plan for implementing the ini

The Bank is now in the process of executing the plan,
2002.

Relocating Back Office Functions to the Mainland

The Bank is taking steps to relocate selected back office
is also anticipated that an operations centre will be set

Corporate Identity

During 2000, the Bank conducted an internal review o
among the Bank's customers of the Bank's corporate i

Landor Associates was appointed to rebuild the Bank's
covered analysis and brand strategy development, c
development. To create a distinctive image for the Ban
together elements of the past with a vision for the futu

The basic elements of the new corporate identity inc
"BEA". The signatories have been overhauled to mak

The new retail identity, which will be applied across th
values and projects a modern, dynamic, innovative an
truly differentiate the Bank from its competitors. The r
branches from transaction-focused to sales-oriented out
has been to enhance the appeal of the branch network

PERSONAL BANKING

Branch Distribution

The Bank continually reviews operations, with the ai
distribution network.

In January 2001, a new branch was opened at Hong Ko
opened at Metro City Plaza to provide convenient an
community of Tseung Kwan O. In mid May, the Ch
ground level to a more prominent site at podium level

In November, seven branches that duplicated services
merged with the larger branches.

The Bank's Branch Rationalization Project is on-going
and explore new business opportunities, so as to enhan
the Bank will aggressively pursue its strategy of openi
those with low potential.

East Asia Cyberbanking

In the first quarter of 2001, the Bank launched *MyC*
management over the Internet. *MyCyberWorld* offers
finance portfolios, through *MyAccount, MyStock, MyB*

During 2001, the Bank consolidated its reputation for
bank in Asia to launch Personal Digital Assistant Tra
Bank in Hong Kong to launch an Electronic Bill Pres

Customer Relationship Management System

During 2001, the Bank implemented a Customer Rel
analysis of customer preferences and behaviour. Such
the Bank by facilitating marketing campaigns that are

Property Loans

Despite 11 cuts in the prime lending rate, the overall
consumer sentiment. To counter the limited loan dem
mortgage products and services during the year. The
developers to offer fixed rate mortgages for new devel
addition to the product group, as the market generally
the rate cycle. Furthermore, following the Hong Kong
mortgages in 'negative equity', the Bank launched a s
from credit-worthy customers.

Consumer Loans

In the face of vigorous competition in the consumer lo
programmes to boost its consumer loan business. The
growth in this business, despite the overall flat perfo
during 2001.

Credit Cards

ares in FPB Bank Holding Company Limited in
iary of the Bank and was delisted from the Stock

erger with United Chinese Bank. Progress during
as been smooth, and customer response has been
ems of the Bank and First Pacific Bank will take
he legal merger of the two banks has been set for

serve as management consultant for the Branch
en-value of the Bank's branch network, by making
ollowing have been achieved to date.

hes, each matched to a target environment and

nt system;

ch network;

ch processes to release resources for selling; and

ative.

ith the aim of completing the project by October

unctions to the Mainland before the end of 2002. It
p on the Mainland during the year.

its branding position. It was found that awareness
age and identity could be further strengthened.

orporate and retail brands. The overall programme
rporate identity development and retail identity
an evolutionary approach was employed, bringing

de a new logotype and the communicative name
he identity unique and contemporary in outlook.

entire branch network, ties in with the Bank's core
user-friendly image to customers — one that will
w outlook complements the effort to transform the
s. A key component of the transformation exercise
customers, both new and old.

of optimising the efficiency of the local branch

Baptist University, while, in March, a branch was
comprehensive banking services to the new-town
a Resources Building Branch was relocated from
and renamed Harbour Road Branch.

ffered by larger branches nearby were closed and

The Bank will continually review branch locations
the efficiency of the branch network. During 2002,
new branches at strategic locations, while closing

erWorld, an innovative solution for total financial
ustomers complete access to their investment and
, *MyProperties*, *MyLoans*, and *MyCreditCards*.

nnovation in online banking by becoming the first
actional Banking for Pocket PC users and the first
tment Service.

onship Management ("CRM") system, to assist in
owledge will generate significant business value to
ore targeted and event-driven.

operty market in 2001 remained quiet due to weak
d and keen competition, the Bank introduced new
nk reached a number of agreements with property
ment projects. These have proven an attractive new
lieves that interest rates have neared the bottom of
Monetary Authority's relaxation of the loan cap on
cial scheme with a view to capturing new business

market, the Bank launched a series of promotional
nitiative allowed the Bank to achieve double-digit
nce of the consumer loan market in Hong Kong

- Introduced a privileged retail banking services package for the employees of corporate clients, named East Asia Relationship Employee Benefits Scheme.

In 2002, the Bank will continue to co-operate with Government bodies and trade associations/unions. Following China's successful accession to WTO, the Bank will closely monitor the market situation and design more sophisticated banking products to assist local SMEs to expand their business in Hong Kong and the Mainland.

INVESTMENT BANKING

East Asia Securities Company Limited — Cybertrading Service

The growth in Cybertrading accounts throughout 2001 has been very encouraging, recording an increase of 80% over last year. On average, two out of five new accounts opened have subscribed to the Internet trading service. Currently, more than 30% of securities clients have subscribed to Internet trading.

In April, 2001, East Asia Securities Company Limited successfully launched an enhanced Interactive Voice Recognition Phone Trading System ("IVRS"). IVRS is a fully automated online electronic trading channel, complementing the Bank's existing electronic dealing channels such as the Internet and mobile phones.

East Asia Securities Company Limited has implemented various incentive schemes, including a significantly lower commission rate and minimum commission rate per trade, to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong response from clients and delivered satisfactory results. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 50% of trading volume and 37% of transaction turnover.

As part of a continuing effort to upgrade the Cybertrading Service, East Asia Securities Company Limited has plans to implement online trading via Personal Digital Assistants in the second quarter of 2002.

BANCASSURANCE

The Bank's bancassurance products were extended to all branches of First Pacific Bank following acquisition of First Pacific Bank by the Bank.

The Bancassurance Valuable Saving Insurance Plan was introduced in June 2001, a life insurance product that has attracted overwhelming feedback from the market.

The East Asia Bancassurance Service Centre was opened in Causeway Bay in October 2001, offering 365-day-a-year insurance service to the public.

Blue Cross Insurance

Blue Cross recorded a 15.2% rise in general insurance premiums written in 2001, compared with the previous year. New product growth has been spectacular. Blue Cross entered the life insurance business in 2000. In 2001, it grew its base by 963% in terms of annualised premiums.

An innovative online tool has been provided to all Blue Cross distributors to enhance operating efficiency. Distributors may now access Blue Cross product details and application forms via the Internet, and have policies issued online.

CORPORATE SERVICES

Company Secretarial, Share Registration and Business Services

To consolidate the Bank Group's position as the pre-eminent provider in Hong Kong of company secretarial, share registration and business services, Secretaries Limited, the Group's subsidiary, acquired from PricewaterhouseCoopers 100% share interest in Abacus Share Registrars Limited, a major provider of share registration service, in June 2001. Additionally, effective from 15th January, 2002, Tricor Holdings Limited, a joint venture of the Bank (71.31%), New World Group (23%) and Deloitte Touche Tohmatsu (5.69%), acquired from Ernst & Young 100% shareholding in Tengis Limited. Tengis Limited has enjoyed an excellent reputation as a major provider of corporate services in Hong Kong for almost 30 years.

Secretaries Limited, a major professional corporate services provider acquired by the Group from Deloitte Touche Tohmatsu in September 2000, Abacus Share Registrars Limited and Tengis Limited undoubtedly enhance our Group's position as Hong Kong's foremost provider of professional corporate services. These acquisitions have therefore been important elements of Bank of East Asia's commitment to providing a full range of financial, investment and related services to both businesses and individuals.

Offshore Corporate and Trust Services

The Group offers a full range of offshore corporate and trust services through its wholly-owned subsidiary, East Asia Corporate Services (BVI) Limited and its associate, East Asia International Trustees Limited, both of which are located in the British Virgin Islands. These companies have engaged legally qualified and experienced staff in the BVI who, assisted by Group staff in Hong Kong, offer convenient, immediate and efficient services to corporate and individual clients.

CHINA OPERATIONS

China joined the WTO in December 2001, opening a new page for the Bank. Once the relevant rules and regulations are in place, the Bank's China branches will be able to conduct foreign-currency business with local enterprises and residents throughout China. Moreover, according to the timeline set out in China's WTO accord, the Bank will be able to expand its RMB business with local enterprises and residents in China in the coming years.

At present, RMB services are offered through the Shanghai and Shenzhen branches. The two branches witnessed rapid growth in this business in 2001.

The Bank opened new branches in Macau and Xi'an in March and August 2001, respectively. It is anticipated that the Beijing Representative Office will be upgraded to a full branch in 2002.

The Taipei Branch operated satisfactorily during 2001.The Bank expects to establish a new branch in Kaohsiung in 2002.

A number of initiatives are being pursued to take advantage of opportunities in China:

- Planning to list the Bank's shares on China's stock exchanges, preferably by way of Chinese Depository Receipts, pending the formal announcement of relevant rules and regulations by the relevant government authorities in China.
- Exploring opportunities for forging strategic alliances with local banks in China.
- Preparing to launch Internet banking in China, subject to approval from the People's Bank of China. A China Cyberbanking service would create a virtual branch network throughout the country, broadening business horizons.

ion in 2001. The Bank launched a comprehensive
chieved an overwhelming response. Growth rates,
and card receivables, well exceeded the market

card programmes to tap niche markets with high *CW-No. 1 Club VISA Card, CASH VISA Card* and *OFT VISA Card* and *Dragon Centre MasterCard.*

the industry, the Bank has instituted a proactive ollowing integration with First Pacific Bank by the siness will benefit from greater economies of scale. t upon during 2002, in order to further enhance the w CRM system will assist in analysing consumer keting campaigns.

d investment sentiment and hence demand for loans n 2001 was mainly driven by refinancing activities ce existing loan facilities at a lower interest spread. response.

ers in the community and to further enhance asset arranging and underwriting syndicated deals. The local and international corporations by offering

s, compared with that as of 31st December, 2000, ew syndicated loan increased substantially, enabling ost for maintaining the loan portfolio.

nger for a number of prominent syndicated deals in nd return-justified deals and will maintain its active s opportunities.

obal recession and, in particular, the events of 11th s, the performance of the Commercial Lending

VTO"), Hong Kong will benefit from increased trade

been formulated to promote trade finance services ilization of previously granted facilities by existing

in September 2001 to bring together the Bank's ("SMEs"). The department provides comprehensive term loans and instalment loans.

d at SMEs, bolstered by close cooperation with the pment Council. Participation in the SME Business ponsored by the HKSAR Government, has also been

e business of the Department was fair. Performance vement of the stock market. Anticipating that the ends to take a more proactive marketing stance to

al resources are being deployed to strengthen the

cheme management, Bank of East Asia (Trustees) vident Fund Schemes Ordinance for both the Master ofessional one-stop MPF services, covering trustee, stody services, the Bank has successfully expanded e Industry Scheme has been particularly strong.

Schemes Ordinance, Bank of East Asia (Trustees) se include acting as executor or trustee of wills, and arities and public funds, etc. In 2001, the Company f a number of housing estates under the Tenants e to increase its market share in the trust business.

king, equipped with sophisticated security features service improves management's ability to manage rnet banking platform is in place, the focus for the payment and settlement tools for e-commerce.

ed a significantly higher profile. The results of its

rganized by the Hong Kong Productivity Council. ducted to promote Bank services, under the topics: *ional Trade Finance Services.*

Hong Kong Trade Development Council to launch

es, including *Corporate Cyberbanking Service, rvice, Magnetic Autopay Service* and *East Asia*

in April 2001 to provide secure and efficient online

OVERSEAS OPERATIONS

Events of 11th September

The 11th September terrorist attack on the World Trade Centre in New York has had no major impact on the operations of the Bank's branches in the US, apart from the forced closure of the New York Chinatown Branch for two days for security reasons. No staff members were harmed, nor did the bank building on 202 Canal Street suffer any damage.

All New York branches were fully operational by 14th September, 2001. Despite the difficult situation, the New York Chinatown Branch launched Sunday banking services as scheduled on 4th November, 2001.

Acquisition of Grand National Bank, California

The acquisition of 100% interest in Grand National Bank in California was successfully consummated on 14th August, 2001. Grand National Bank, which focuses on the Asian community, is a full service commercial bank specialising in import and export trade financing to individuals and SMEs. This acquisition will strengthen the Bank's competitive advantage in the US by offering a comprehensive range of retail and wholesale banking services to individual and corporate customers.

HUMAN RESOURCES

Human Resources Division actively participated in the Integration Project, with the objective of better positioning the Bank's staff grading system, compensation and benefits against the market. To assist staff in responding to the fast-moving business environment, the Division continuously reviews and customizes its training programmes, keeping employees abreast of the Bank Group's financial services and business strategies. Among the latest initiatives are the introduction of e-Learning and Continuing Professional Training Programmes. These measures are part of the Bank Group's continuing efforts to enhance productivity.

Following a review that took into account changes in the Bank's organizational structure and market focus, the employment contracts of 200 local employees were terminated in mid-January 2002.

Bank of East Asia Group employees as at the end of January 2002:

Hong Kong	3,886 persons
Other Greater China	666 persons
Overseas	368 persons
Total	4,920 persons

DEALING IN LISTED SECURITIES OF THE BANK

During the year, Convertible Bonds due 2003 totalling US$209,665,000, listed on the Luxembourg Stock Exchange, were redeemed at the option of the bondholders. Save for this redemption by the bondholders, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2001.

CHAN Kay-cheung	**Joseph PANG Yuk-wing**	**David LI Kwok-po**
Executive Director	*Executive Director*	*Chairman & Chief Executive*

Hong Kong, 5th February, 2002

Remark: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

NOTICE OF EIGHTY-THIRD ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Eighty-third Annual General Meeting of the members of the Bank will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 26th March, 2002 at 11:00 a.m. for the following purposes:

1. To receive and consider the Profit and Loss Account and Balance Sheets for the year ended 31st December, 2001 together with the Reports of the Directors and of the Auditors;
2. To declare a final dividend;
3. To elect Directors;
4. To appoint Auditors;
5. To approve the Staff Share Option Scheme 2002 and to terminate the Staff Share Option Scheme 1999;
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital;
7. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital; and
8. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 7 hereof.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 5th February, 2002.

Notes:

(a) The Register of Members of the Bank will be closed from Thursday, 28th February, 2002 to Tuesday, 5th March, 2002. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, by 4:00 p.m. Wednesday, 27th February, 2002.

(b) A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.

(c) The proposed resolutions of items 5 to 8 will be included in the Notice of Annual General Meeting in the Annual Report to be despatched to members on or before Saturday, 2nd March, 2002.

Following the series of interest rates adjustments in the US, Hong Kong interest rates fell to exceptionally low levels. The Hong Kong mortgage market, however, did not exhibit much recovery, due primarily to the weak market sentiment. Fierce competition exerted severe pressure on the net interest spread, but this was partially offset by the Bank's prudent control of funding costs. Due largely to the increase in loan business and other interest earning assets and the consolidation of First Pacific Bank, net interest income grew 7.6% from HK$3,695 million to HK$3,977 million. Net interest margins decreased to 2.32%.

Non-interest income dropped slightly by 3.1% to HK$1,235 million in 2001. Excluding the non-recurrent surplus in the retirement fund recognised in 2000, growth of 8.4% would be recorded. Such growth is mainly due to expansion of business volume, and consolidation of subsidiaries acquired in the later part of 2000. Operating income grew 4.9% to HK$5,212 million from HK$4,970 million in 2000. The proportion of non-interest income to operating income decreased from 25.6% in 2000 to 23.7% in 2001.

Operating expenses increased 36.3% to HK$2,861 million, primarily due to consolidation of subsidiaries acquired and the incurrence of non-recurrent consultancy fees in connection with merger of United Chinese Bank and First Pacific Bank with The Bank of East Asia Group. As a result, the cost-to-income ratio rose from 42.2% in 2000 to 54.9% in 2001. However, it is expected that gains will be realised in future years, following this one-off expense.

Operating profit before provisions recorded negative growth of 18.1% from HK$2,871 million to HK$2,351 million. As a result of the improvement in the overall asset quality in the Hong Kong banking industry in the first three quarters of 2001, despite the asset quality problems arising in the last quarter, the Bank's charge for bad and doubtful debts for the year 2001 decreased by 36.5% to HK$432 million. Non-performing loans dropped from 3.6% of total loans at the end of 2000 to 3.1% at December 2001. Operating profit after provisions decreased by 12.4% to HK$1,919 million.

Starting from 2001, the Bank adopted the equity accounting method to account for the financial performance of investments in associates. As a result, share of profits less losses of associates decreased 124.6% from a profit of HK$52 million in 2000 to a loss of HK$13 million. Minority interests in non-wholly owned subsidiaries stood at HK$12 million, representing an increase of 189% over that for 2000. Net profit attributable to shareholders was HK$1,600 million, a 15.2% decrease over the previous year's HK$1,887 million.

Financial Position

The total assets of The Bank of East Asia Group were HK$181,765 million at the end of 2001, 1.4% up from HK$179,168 million the previous year. The Bank also achieved an increase of 4.0% in advances to customers, which totalled HK$108,175 million at the end of the year.

In 2001, total deposits increased by 0.3% to HK$150 billion, with customer deposits growing by 1.5%.

During the year, the Bank issued certificates of deposit totalling US$650 million and HK$1,000 million respectively. Certificates of deposit amounting to US$497 million and HK$2,150 million were redeemed upon maturity.

In January 2001, the Bank issued US$550 million in subordinated notes, and redeemed subordinated floating rate notes amounting to US$300 million in February 2001.

In July 2001, convertible bonds totalling US$210 million were redeemed at the option of the bondholders.

At the end of 2001, the face value of the outstanding debt portfolio was HK$8,902 million, including floating rate certificates of deposit with a value of US$13 million issued by the Bank's subsidiary, First Pacific Bank.

After taking into account all debt instruments issued, the ratio of loans to deposits was 72.3%, being 2.6% higher than the 69.7% reported at the end of 2000.

Maturity Profile of Debt Issued
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2002	2003	2004
Issued by Bank of East Asia					
Floating Rate					
Certificates of Deposit					
issued in 1999	USD	297	297		
issued in 2001	USD	650	650		
issued in 2001	HKD	1,000		1,000	
Total	**HKD**	**1,000**		**1,000**	
Total	**USD**	**947**	**947**		
Fixed Rate					
Certificates of Deposit					
issued in 1999	HKD	100			100
Convertible Bonds					
issued in 1996	USD	41		41	
Issued by First Pacific Bank					
Floating Rate					
Certificates of Deposit					
issued in 1997	USD	5	5		
issued in 2000	USD	8	8		
Total	**USD**	**13**	**13**		
Total Debts issued in HKD equivalent		**8,902**	**7,485**	**1,317**	**100**

Risk Management

The Bank of East Asia has established comprehensive risk management procedures that enable the Bank to identify, measure, monitor and control the various types of risk that the Bank faces and, where appropriate, to allocate capital against those risks. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active Management involvement, effective internal controls and comprehensive audits in the best interests of the Bank.

OPERATIONS REVIEW

RECOGNITION

The Banker ranked The Bank of East Asia as the **Number 1 bank** (in terms of capital) in Hong Kong and **Number 181** (in terms of capital) on a worldwide basis in 2001, up from Number 190 the previous year. In April, the Bank was recognised as one of **Hong Kong's Best Managed Companies** by *FinanceAsia magazine*.

The Bank's achievements continue to garner international attention. In 2001, the Bank was awarded the **2000 JP Morgan/FIA Best Asian Corporate Website Award**. In addition, the Bank was named **Best Retail Bank** in the Omega Outstanding Technology and Financial Enterprise Awards, and was awarded **Best Retail Bank** in the Asian Banker Excellence in Retail Financial Service Award 2001.

The Bank's credit card business recorded notable exp
marketing programme to promote its card products, ar
in terms of number of cards, cardholder sales volu
average.

During 2001, the Bank introduced six new co-brand
business potential. These included *PCI Credit Card,*
SPACE Credit Card. First Pacific Bank rolled out *U*

Responding to the challenge of bad debt control wit
portfolio management and credit management policy.
end of the first quarter of 2002, the Bank's credit card
The marketing success achieved during 2001 will be t
value of the Bank's card business. Furthermore, the
spending behaviour and provide the basis for future

CORPORATE BANKING

Corporate Lending and Syndication

Given that the sluggish domestic economy has depres
to finance new projects, the corporate lending marke
undertaken by prominent corporations seeking to refi
Several major syndicated deals received overwhelmi

To enhance the Bank's position as one of the key le
quality, the Bank has adopted a more proactive role
Bank has also fostered closer relationships with la
structured facilities on a bilateral basis.

Whilst the asset size of corporate and syndicated lo
recorded some growth, the size of participation in eac
the Bank to further lower the average administration

Following assumption of the role of Co-ordinating A
2001, the Bank will continue to engage in high qualit
presence in the lending market to generate new busi

Commercial Lending

Taking into consideration the adverse impact of the
September on the manufacturing and export sec
Department has been satisfactory.

With China's entry to the World Trade Organization (
flows between China and overseas markets.

Given the market environment, an aggressive plan h
proactively. This initiative aims at promoting higher
customers, and developing new customer relationshi

Community Lending

The Community Lending Department was establis
expertise in lending to Small and Medium Enterpris
financial services to SMEs, including overdrafts, sh

The Department has initiated a marketing effort dir
Trade and Industry Department and the Trade Dev
Installations and Equipment Loan Guarantee Scheme
an effective means to bring new business to the Ban

Securities Lending

Affected by the sluggish local stock market in 2001,
during 2002 will continue to be influenced by the
market will be less volatile during 2002, the Bank
increase market share in this line of business.

To fully take advantage of the opportunities, addit
marketing force.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

With more than 20 years' experience in retiremen
Limited is an approved trustee under the Mandatory
Trust Scheme and the Industry Scheme. By providin
scheme administration, investment management and
its MPF business in 2001. Growth in membership in

Trust Service

In addition to being an approved trustee under the M
Limited also offers a wide range of trustee services.
trustee of family trusts, investment funds, unit trusts,
was appointed Custodian for the maintenance fund
Purchase Scheme. For 2002, the Company will cont

East Asia Corporate Cyberbanking

In August 2001, the Bank launched Corporate Cyber
to ensure complete control over account access. T
company cash flow. Now that the Bank's corporate
coming year will be on offering a complete set of B

Business Development

In 2001, the Business Development Department ass
stepped-up marketing effort include:

- Sponsored the SME Finance Net Programm
  Under this sponsorship, two seminars were
  Financing Your Business in China and Inter
- Signed a memorandum of understanding with
  the SME Finance Support Programme.
- Promoted corporate electronic banking se
  Payment Gateway Services, CyberPayment
  Interlink Service.
- Established a collaboration with TradeCard,
  access to trade finance services.

	1,320,087	1,270,573	+3.9
	109,851,558	105,621,128	+4.0

claims discloses exposures to foreign counterparties on is derived according to the location of the counterparties sfer of risk. In general, such transfer of risk takes place if party in a country which is different from that of the on an overseas branch of a bank whose head office is regions constituting 10% or more of the aggregate cross-

2001			
Bank and other financial institutions	Public entities	Others	Total
HK$'000	HK$'000	HK$'000	HK$'000
16,294,762	742,314	4,707,965	21,745,041
5,172,573	127,487	3,078,734	8,378,794
27,980,835	10,206	285,992	28,277,033

2000			
Bank and other financial institutions	Public entities	Others	Total
HK$'000	HK$'000	HK$'000	HK$'000
20,139,117	742,392	3,868,548	24,750,057
8,202,895	73,655	3,213,945	11,490,495
25,121,665	—	170,617	25,292,282

ets

d Advances

	2001		2000	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
but	590,368	0.6	887,241	0.9
	558,080	0.5	840,726	0.8
	2,067,160	1.9	2,387,738	2.3
	3,215,608	3.0	4,115,705	4.0
o	223,648	0.2	770,123	0.7
s	3,439,256	3.2	4,885,828	4.7
es	2,543,835	2.4	2,953,053	2.9
	671,773	0.6	1,162,652	1.1

s to banks and other financial institutions which were as at 31st December, 2001 and 31st December, 2000, nor led advances to banks and other financial institutions on

e advances on which interest is being placed in suspense or l has ceased.

	2001	2000	Variance
	HK$'000	HK$'000	%
mers	3,320,032	3,745,208	-11.4
dvances to	3.07%	3.60%	
	490,414	550,197	-10.9
	566,646	741,039	-23.5

to banks and other financial institutions on which interest is se or on which interest accrual has ceased as at 31st st December, 2000, nor were there any specific provisions two days.

	2001	2000
	HK$'000	HK$'000
:1)	3,215,608	4,115,705
Note 2)	223,648	770,123
eduled advances	3,439,256	4,885,828
es on which interest is still	(315,046)	(1,079,466)
ances on which interest is still	(116,270)	(355,157)
loans which are not overdue or	312,092	294,003
ans	3,320,032	3,745,208

Forward sales	(11,156)	(118)	(2,571)	(13,845)	(15,219)	(2,316)	(17,535)
Net long/(short) position	473	(44)	(19)	410	(565)	72	(493)

	2001					2000				
	USD	CAD	SGD	Others	Total	USD	CAD	SGD	Others	Total
	HK$ Million					HK$ Million				
Net structural position	710	162	172	152	1,196	657	172	184	108	1,121

F. CAPITAL, CAPITAL ADEQUACY AND LIQUIDITY INFORMATION

Prior year adjustments resulting from changes in accounting policies have been taken into account in calculation of Capital Adequacy Ratio and Capital Base as at 31st December 2000.

1. Capital adequacy ratio

	2001	2000 Restated
	%	%
Unadjusted capital adequacy ratio	17.5	16.3
Adjusted capital adequacy ratio	17.4	16.2

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and all its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

2. Capital base after deductions as reported under capital adequacy return

	2001	2000 Restated	Variance
	HK$'000	HK$'000	%
Core capital			
Paid up ordinary share capital	3,583,711	3,536,945	+1.3
Share premium	375,694	338,071	+11.1
Reserves	12,422,457	11,388,012	+9.1
Minority interests	19,092	441,174	-95.7
Deduct: Goodwill	(1,885,986)	(1,594,072)	+18.3
Total core capital	14,514,968	14,110,130	+2.9
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	963,083	969,824	-0.7
General provisions for doubtful debts	1,330,094	1,277,672	+4.1
Term subordinated debt	4,271,123	2,339,850	+82.5
Total eligible supplementary capital	6,564,300	4,587,346	+43.1
Total capital base before deductions	21,079,268	18,697,476	+12.7
Deductions from total capital base	(913,104)	(1,029,437)	-11.3
Total capital base after deductions	20,166,164	17,668,039	+14.1

3. Group reserves

	31/12/2001	31/12/2000 Restated	Variance
	HK$'000	HK$'000	%
Share premium	375,694	338,071	+11.1
General reserve[a]	11,418,601	10,693,195	+6.8
Property revaluation reserve	1,375,832	1,385,463	-0.7
Capital reserve	86,436	86,436	—
Exchange revaluation reserve	(49,712)	(20,573)	+141.6
Retained profits[b]	1,452,170	1,281,948	+13.3
Statutory reserves	5,532	5,534	—
Other revaluation reserves	(763)	76	-1103.9
Total	14,663,790	13,770,150	+6.5
Proposed dividends, not provided for	473,050	636,650	-25.7

a. General reserve

As previously reported	9,041,002
Restatement of goodwill	1,645,623
Restatement due to adoption of equity accounting for investments in associates	6,570
As restated	10,693,195

b. Profits and loss account

As previously reported	458,973
Proposed final dividend restated	636,650
Amortisation of restated goodwill	(51,551)
Restatement due to adoption of equity accounting for investments in associates	237,876
As restated	1,281,948

Fixed assets	4,828,876	4,743,754	+1.8
Total Assets	181,764,933	179,168,250	+1.4
LIABILITIES			
Deposits and balances of banks and other financial institutions	5,168,251	4,899,329	+5.5
Deposits of customers	140,816,751	138,747,250	+1.5
Certificates of deposit issued	8,585,600	8,544,198	+0.5
Convertible bonds issued[6]	316,891	1,952,254	-83.8
Tax and deferred taxation	430,290	332,880	+29.3
Other accounts and provisions	3,909,434	4,604,220	-15.1
Total Liabilities	159,227,217	159,080,131	+0.1
CAPITAL RESOURCES			
Loan capital[7]	4,271,123	2,339,850	+82.5
Minority interests	19,092	441,174	-95.7
Share capital	3,583,711	3,536,945	+1.3
Reserves	14,663,790	13,770,150	+6.5
Shareholders' Funds	18,247,501	17,307,095	+5.4
Total Capital Resources	22,537,716	20,088,119	+12.2
Total Capital Resources and Liabilities	181,764,933	179,168,250	+1.4

Notes:

(1) The financial information set out in this report does not constitute the Group's statutory accounts for the year ended 31st December, 2001 but is derived from those accounts.

(2) Changes in Accounting Policies

In the current year, the Group made a number of changes in accounting policies and the result of which is summarised as follows.

Proposed dividends which were still subject to shareholders' approval were previously treated as post balance sheet adjusting events, thus being accrued as a liability in the Group's balance sheet at the balance sheet date for dividends declared by the Bank, and as income in the Bank's profit and loss account for dividends declared by subsidiaries. On adoption of SSAP 9 (revised) "Events after the balance sheet date", a proposed dividend is not so accrued until approval is obtained. This change in accounting policy has been applied retrospectively. As a result, the proposed final dividend of HK$637 million appearing in the Group's balance sheet as at 31st December, 2000 was reclassified as an item in shareholders' funds and was recorded as a dividend paid for the year ended 31st December, 2001. Prior period adjustments on the opening balances of retained earnings of the Bank and of the Group were made accordingly.

Goodwill arising on acquisition of subsidiaries was previously eliminated against general reserves. Subsequent to the adoption of SSAP 30 "Business combinations", any goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. Any impairment loss identified will be recognised as an expense in the profit and loss account immediately.

The requirements of SSAP 30 have been applied retrospectively. Goodwill previously eliminated against general reserves is restated, resulting in an additional amortisation of goodwill of HK$16 million and HK$98 million for 2000 and 2001 respectively. The opening balances of retained earnings brought forward as at 1st January, 2000 and 2001 are reduced by HK$36 million and HK$52 million respectively, representing amortisation of goodwill which would have been made if the goodwill previously eliminated against general reserves were instead capitalised on the date of acquisition and amortised on a straight line basis over its useful life.

In prior years, investments in associates were accounted for using the cost method. In the consolidated balance sheet, investments in associates were stated at cost less provisions, and in the consolidated profit and loss account, the results and reserves of associates were not incorporated except to the extent of dividends received. In light of the introduction of SSAP 31 "Impairment of assets" which sets out specific requirements for determining the recoverable amount of associates, the Board of Directors considers that it is fairer for the Group to adopt the equity method to account for the results of associates. The equity method has been applied retrospectively. As a result, the retained profits brought forward as at 1st January, 2000 increased by HK$204 million, and HK$2 million was credited to the retained profits for 2000 due to the exchange adjustment of the associates' retained profits. The profit attributable to shareholders for 2000 and 2001 also increased by HK$32 million and HK$5 million respectively due to the Group's share of associates' results for the year after dividends, the retained profits brought forward as at 1st January, 2001 increased by HK$238 million.

(3) Included depreciation on fixed assets amounting to HK$205,896,000 (2000 — HK$170,395,000), and amortisation of goodwill amounting to HK$98,064,000 (2000 — HK$15,789,000).

(4) (a) The provision for Hong Kong profits tax is calculated at 16% (2000 — 16%) of the estimated assessable profits for the year. Taxation for branches and subsidiaries outside Hong Kong is similarly charged at the appropriate current rates of taxation ruling in the countries in which they operate.

(b) There is no significant deferred taxation liability not provided for.

(5) (a) The calculation of basic earnings per share is based on earnings of HK$1,599,806,000 (2000 restated — HK$1,887,078,000) and on the weighted average of 1,428,057,773 (2000 — 1,404,239,697) shares outstanding during the year.

(b) The calculation of diluted earnings per share is based on earnings of HK$1,599,806,000 (2000 restated — HK$1,887,078,000) and on 1,431,632,696 (2000 — 1,409,280,781) ordinary shares, being weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

(c) The calculation of cash earnings per share is based on basic earnings per share adjusted for goodwill amortised for the year. This supplementary information is considered a useful additional indication of performance.

(6) The 2% Convertible Bonds amounting to HK$1,634,863,000 (US$209,665,000) were redeemed on 19th July, 2001 at the option of the bond holders. Interest expense for the year amounted to HK$82,063,000 (2000 — HK$159,197,000).

(7) Loan capital of face value of HK$4,288,625,000 (US$550,000,000) and carrying amount of HK$4,271,123,000 (US$547,755,000) represents 7.5% subordinated notes qualifying as tier 2 capital which were issued on 30th January, 2001 by East Asia Financial Holding (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Luxemburg Stock Exchange. The notes will mature on 1st February, 2011.

Loan capital outstanding at 31st December, 2000 represented floating rate subordinated notes qualifying as lower tier 2 capital issued by the Bank. These notes were redeemed on 13th February, 2001.

— General

4. **Cross-border Claims**

The information of cross-bord… which the ultimate risk lies, a… after taking into account any… the claims are guaranteed by… counterparty or if the claims… located in another country. On… border claims are disclosed…

Other Asian countries
North America
Western Europe

Other Asian countries
North America
Western Europe

5. **Overdue and Rescheduled A…**

(a) *Overdue and Resched…*

Advances to custome…
overdue for
— 6 months or le…
over 3 months
— 1 year or less t…
over 6 months
— Over 1 year

Rescheduled advance…
customers

Total overdue and
rescheduled advan…

Secured overdue adva…

Unsecured overdue
advances

There were no adva… overdue for over 3 mo… were there any resch… these two days.

(b) *Non-performing Loan…*

Non-performing loans… on which interest acc…

Gross advances to cu…
As percentage of tota…
customers
Specific provisions
Suspended interest

There were no advanc… being placed in sus… December, 2001 and … made for them on the…

(c) *Reconciliation*

Overdue advances (N…
Rescheduled advance…

Total overdue and res…

Less: Overdue adva… being accrued
Less: Rescheduled a… being accrued
Add: Non-performi… rescheduled

Total non-performing

THE BANK OF E

(Incorporated in Hong K

ANNOUNCEMENT

SUMMARY OF RESULTS

The Directors of The Bank of East Asia, Limited (the "Bank") are pleased to announce the audited results[1] of the Group for the year ended 31st December, 2001. This financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2000 annual accounts except for the changes in accounting policies mentioned in note 2.

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2001	2000 Restated	Variance
	HK$'000	HK$'000	%
Interest income	9,742,663	10,666,351	-8.7
Interest expense	(5,765,245)	(6,971,021)	-17.3
Net interest income	3,977,418	3,695,330	+7.6
Non-interest income	1,234,567	1,274,531	-3.1
Operating income	5,211,985	4,969,861	+4.9
Operating expenses[3]	(2,860,768)	(2,098,752)	+36.3
Operating profit before provisions	2,351,217	2,871,109	-18.1
Charge for bad and doubtful debts	(432,385)	(680,614)	-36.5
Operating profit after provisions	1,918,832	2,190,495	-12.4
Net profit/(loss) on disposal of fixed assets	8,369	(5,167)	+262.0
Net profit on disposal of held-to-maturity debt securities, investment securities and associates	21,445	16,071	+33.4
Provisions on held-to-maturity debt securities, investment securities and associates	(45,049)	(72,530)	-37.9
Share of profits less losses of associates	(12,741)	51,878	-124.6
Profit for the year before taxation	1,890,856	2,180,747	-13.3
Taxation[4]			
— Hong Kong	(3,769)	(111,020)	-96.6
— Overseas	(45,659)	(54,499)	-16.2
— Deferred	(221,444)	(116,665)	+89.8
— Associates	(8,247)	(7,357)	+12.1
Profit for the year after taxation	1,611,737	1,891,206	-14.8
Minority interests	(11,931)	(4,128)	+189.0
Profit attributable to shareholders	1,599,806	1,887,078	-15.2
Profit for the Bank	1,580,062	1,484,891	+6.4
Proposed final dividend per share	HK$0.33	HK$0.45	-26.7
Per share			
— basic earnings[5]	HK$1.12	HK$1.34	-16.4
— diluted earnings[5]	HK$1.12	HK$1.34	-16.4
— cash earnings[5]	HK$1.19	HK$1.36	-12.5
— dividend	HK$0.54	HK$0.65	-16.9

B. CONSOLIDATED BALANCE SHEET

	2001	2000 Restated	Variance
	HK$'000	HK$'000	%
ASSETS			
Cash and short-term funds	43,760,587	46,040,764	-5.0
Placements with banks and other financial institutions maturing between one and twelve months	11,045,510	11,969,489	-7.7
Trade bills less provisions	578,962	563,321	+2.8
Certificates of deposit held	2,419,445	2,127,126	+13.7
Other investments in securities	4,150,218	2,790,091	+48.7
Advances and other accounts less provisions	109,851,558	105,621,128	+4.0
Held-to-maturity debt securities	2,433,861	2,802,104	-13.1
Investment securities	201,346	205,795	-2.2
Investments in associates	608,584	710,626	-14.4
Goodwill	1,885,986	1,594,072	+18.3

C. ADVANCES AND OTHER ASSETS

1. Advances to Customers — by

The information concerning ad according to the usage of the l

Loans for use in Hong Kong
Industrial, commercial and
— Property developmen
— Property investment
— Financial concerns
— Stockbrokers
— Wholesale and retail
— Manufacturing
— Transport and transp equipment
— Others

— Sub-total

Individuals
— Loans for the purchas the Home Ownership Private Sector Partici Scheme and Tenants Scheme
— Loans for the purcha residential properties
— Credit card advances
— Others

— Sub-total

Total loans for use in Hong K
Trade finance
Loans for use outside Hong K

Total advances to customers

2. Advances to Customers — b

The information concerning the countries or geographical area after taking into account any t the claims are guaranteed by counterparty or if the claims located in another country.

	Total adv custo
	2001
	HK$'000
Hong Kong	92,212,501
People's Republic of China	3,491,205
Other Asian Countries	3,894,150
Others	8,576,706
Total	108,174,562

3. Advances and Other Accoun

Advances to customers
Advances to banks and other institutions
Accrued interest and other ac

Less: Provisions for bad and debts

Companies Registry
公司註冊處

02 MAR 28 AM 8:56

表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
03	01	2002	To 至	31	01	2002

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$767,500.00

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ HK$3,443,950.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ HK$3,584,478,965.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-89,000-	HK$2.50	HK$15.30	Nil	HK$12.80	HK$1,139,200.00
Ordinary	-169,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$1,620,710.00
Ordinary	-49,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$684,040.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 21/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached lists		-307,000-		
	Total Shares Allotted by Class 各類股份分配總額	-307,000-		

Signed 簽名 :

(Name 姓名) : (Molly HO Kam Lan) Date 日期 : 11 FEB 2002

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*



THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

Executive Directors:
Dr. The Hon. David LI Kwok-po
(Chairman and Chief Executive)
Mr. Joseph PANG Yuk-wing
(Deputy Chief Executive)
Mr. CHAN Kay-cheung
(Deputy Chief Executive)

Non-executive Directors:
Dr. LI Fook-wo
Mr. Alan LI Fook-sum
Dr. The Hon. Simon LI Fook-sean
Professor Arthur LI Kwok-cheung
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai

Independent Non-executive Directors:
Mr. George HO
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong

Registered Office:
10 Des Voeux Road Central
Hong Kong.

2nd March, 2002

To the shareholders

Dear Sir or Madam,

PROPOSAL RELATING TO A GENERAL MANDATE TO REPURCHASE SHARES OF THE BANK

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposal to grant a general mandate to repurchase shares of the Bank. Your approval for the said proposal will be sought at the forthcoming Annual General Meeting of the Bank to be held on Tuesday, 26th March, 2002.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting of shareholders of the Bank held on 29th March, 2001 approval was given by shareholders for the granting of, *inter alia*, a general mandate to the Directors to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to 10% of the issued share capital of the Bank at the date of passing the relevant resolution. In accordance with the terms of the approval, that general mandate will shortly expire on 26th March, 2002 upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on that day. To keep in line with current corporate practice, the grant of fresh general mandate for the same purpose is being sought from shareholders and an ordinary resolution to grant the share repurchase mandate to the Bank's Directors will be proposed at the forthcoming Annual General Meeting. The Explanatory Statement required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") to be sent to shareholders in connection with the proposed share repurchase resolution are set out in the Appendix to this document.

RECOMMENDATION

Your Directors consider that the above proposal is in the interests of the Bank and its shareholders and accordingly recommend that all shareholders vote in favour of the resolution to be proposed at the forthcoming Annual General Meeting of the Bank.

Yours faithfully,
David LI Kwok-po
Chairman & Chief Executive

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance: —

(i) At the forthcoming Annual General Meeting a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up ordinary shares of HK$2.50 each in the capital of the Bank representing up to a maximum of 10% of the share capital of the Bank in issue on the date the resolution is passed (the "Repurchase Mandate"). Based on the 1,433,902,186 shares of HK$2.50 each in the Bank ("Shares") in issue as at 26th February, 2002 (the latest practicable date prior to the printing of this document and assuming that there is no change in respect of the issued share capital of the Bank after the latest practicable date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the mandate to repurchase a maximum of 143,390,218 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increases, such increase will be treated as an acquisition of voting rights for purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert, would obtain or consolidate control of the Bank and thereby become

obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. However, the Directors are not aware of any consequence which would arise under the Takeover Code as a consequence of any purchases pursuant to the Repurchase Mandate. So far as is known to the Directors, none of the shareholders of the Bank was interested in 10% or more of the issued share capital of the Bank which is required to be recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance as at 26th February, 2002 (the latest practicable date prior to the printing of this document).

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this document.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows: —

		Highest	**Lowest**
		HK$	*HK$*
2001:	February	21.60	19.05
	March	19.35	17.10
	April	18.30	16.00
	May	19.00	17.90
	June	19.50	17.60
	July	18.45	17.40
	August	18.40	17.50
	September	18.00	14.15
	October	16.50	15.00
	November	17.00	15.00
	December	17.25	16.05
2002:	January	17.45	15.65



東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

註冊辦事處：
香港
德輔道中10號

執行董事：
李國寶博士*(主席兼行政總裁)*
彭玉榮先生*(副行政總裁)*
陳棋昌先生*(副行政總裁)*

非執行董事：
李福和博士
李福深先生
李福善博士
李國章教授
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生

獨立非執行董事：
何佐芝先生
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生

敬啟者：

有關購回股份的一般性授權的建議

緒言

本文件旨在向　閣下提供有關購回股份的一般性授權之建議的資料。本銀行將於2002年3月26日星期二召開的股東週年常會上提請批准該建議。

購回股份的一般性授權

於2001年3月29日舉行的本銀行股東週年常會上，股東已批准授予董事會一般權力，可在香港聯合交易所有限公司(「聯交所」)購回最多不超過於有關決議案通過之日本銀行已發行股本10%的股份。根據該項批准的條款，該一般性授權即將於2002年3月26日本銀行下屆股東週年常會結束時屆滿。為求與現行公司慣例一致，本銀行現尋求股東重新授予購回股份的一般權力，而有關授予購回股份的一般權力的普通決議案將於本銀行股東週年常會上提呈。按照聯交所《證券上市規則》(「上市規則」)規定須就建議的購回股份決議案寄發予股東的說明函件載於本文件的附錄。

推薦意見

董事會認為上述建議符合本銀行及其股東的利益，因此推薦全體股東於股東週年常會上投票贊成擬提呈的有關決議案。

此致

列位股東　台照

主席兼行政總裁
李國寶　謹啟

2002年3月2日

附　錄

以下為根據上市規則規定須就購回股份的一般性授權建議寄予股東的說明函件及根據《公司條例》第49BA 條規定而發出的備忘錄：—

(i) 本銀行於將屆的股東週年常會上，提呈一項決議案，以賦予本銀行董事會一般性權力，可行使本銀行的一切權力，在聯交所購回本銀行股本中不超過在決議案通過之日本銀行已發行股本10%的每股面值港幣2.50元的繳足普通股(「購回授權」)。按本銀行於2002年2月26日(本通函付印前的最後實際可行日期，並假設在最後實際可行日期後至有關決議案通過前本行之已發行股份沒有變動)已發行的每股面值港幣2.50元股份(「股份」)1,433,902,186股計算，本銀行根據此項授權可購回最多不超過143,390,218股的股份。

(ii) 儘管董事會現無意購回任何股份，他們相信購回授權所賦予的靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所的交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值的價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行的投資的股東有利，因為此等股東佔本銀行資產權益的百份比將按本銀行購回股份數目的比例而增加。此外，董事會行使購回授權將可增加股份在聯交所的成交量。

(iii) 董事會建議根據購回授權購回股份所需的款項將由本銀行及其附屬公司的可用現金或營運資金融資支付。根據本銀行組織章程大綱及細則以及香港法例的規定，本銀行用以支付購回股份的款項須來自可合法用於購回股份的資金。

(iv) 倘購回授權於建議中的購回期間任何時間全部行使，對本銀行的營運資金或資產負債狀況(與本銀行最新刊發的年報所載經審核帳目所披露的狀況比較)可能會產生重大的不利影響。然而，董事會不會建議在對本銀行的營運資金規定或董事會所不時認為對本銀行而言屬適當的資產負債水平產生重大不利影響的情況下行使購回授權。

(v) 本銀行的董事或(就董事會所知及經進行一切合理查詢後)他們的聯繫人士現時概無意在購回授權獲股東批准後出售股份予本銀行。

(vi) 董事會已向聯交所承諾，將根據上市規則及香港法例，並按照購回授權的規定，行使本銀行購回股份的權力。

(vii) 倘本銀行購回股份而導致一位股東持有本行的投票權比例有所增加，按香港《公司收購及合併守則》(「收購守則」)所載，增加的比例將被視作增購股份投票權。若一位或多位一致行動的股東因此而取得或合共取得本銀行的控制權，便須遵照收購守則第26條作出強制收購。然而董事會並未知悉，如董事會根據購回授權購回股份後，將會引致收購守

則規定下的任何後果。就董事會所知，於2002年2月26日（本通函付印前的最後實際可行日期），本銀行並無股東持有本行10%或以上的已發行股本，而須根據證券（披露權益）條例第16條（一）款記錄於權益登記冊內。

(viii) 於本文件的刊發日期前6個月內，本銀行並無購買本身股份。

(ix) 本銀行並無獲其關連人士（按上市規則的定義）知會他們現擬出售股份予本銀行，該等人士亦無承諾，倘購回授權獲股東批准後，他們不會出售任何該等股份予本銀行。

(x) 本銀行股份過去12個月期間每月在聯交所的最高及最低買賣價如下：—

		最高	**最低**
		港元	*港元*
2001年：	2月	21.60	19.05
	3月	19.35	17.10
	4月	18.30	16.00
	5月	19.00	17.90
	6月	19.50	17.60
	7月	18.45	17.40
	8月	18.40	17.50
	9月	18.00	14.15
	10月	16.50	15.00
	11月	17.00	15.00
	12月	17.25	16.05
2002年：	1月	17.45	15.65

THE BANK OF EAST ASIA, LIMITED

Proxy Form (83rd Annual General Meeting to be held on 26th March, 2002)

02 MAR 28 AM 8:06

I/We[1] ____

of ____

being the registered holder(s) of ______________________[2] shares of HK$2.50 each in The Bank of East Asia, Limited

hereby appoint the Chairman of the Meeting[3] or failing him ______________________

of ____

as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the Eighty-third Annual General Meeting of the Bank and at any adjournment thereof to be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 26th March, 2002 at 11:00 a.m. and to vote for me/us as indicated below:

	Items to be passed pursuant to the Notice of Annual General Meeting	For	Against
1.	To receive and consider the Profit and Loss Account and Balance Sheets for the year ended 31st December, 2001 together with the Reports of the Directors and of the Auditors.		
2.	To declare a final dividend.		
3.	To re-elect the following Directors:		
	(a) Dr. LI Fook-wo		
	(b) Mr. Joseph PANG Yuk-wing		
	(c) Dr. William MONG Man-wai		
	(d) Mr. CHAN Kay-cheung		
	(e) Tan Sri Dr. KHOO Kay-peng		
	(f) Mr. Thomas KWOK Ping-kwong		
	(g) Mr. Richard LI Tzar-kai		
4.	To re-appoint KPMG as Auditors of the Bank.		
5.	Ordinary Resolution on item 5 (To approve the Staff Share Option Scheme 2002 and to terminate the Staff Share Option Scheme 1999).		
6.	Ordinary Resolution on item 6 (To grant a general mandate to the Directors to issue additional shares).		
7.	Ordinary Resolution on item 7 (To grant a general mandate to the Directors to repurchase the Bank's own shares).		
8.	Ordinary Resolution on item 8 (To extend the general mandate granted to the Directors pursuant to item 6).		

Dated this ____________ day of ______________ 2002.

Signature of Shareholder: ______________________________

Full Name: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Bank registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete "the Chairman of the Meeting" and insert the name and address of the person you wish to appoint in the space provided. The number of proxy so appointed shall not exceed two. A proxy need not be a member of the Bank. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. Please indicate with a "√" in the appropriate box beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint Shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.

東亞銀行有限公司

代表委任書（2002年3月26日舉行之第83屆股東週年常會）

本人／我們[1] ______________________________

地址 ______________________________

是 ______________ [2]股每股面值港幣2.50元的東亞銀行有限公司股份的註冊股東，

茲委任大會主席[3]若其亦不能出席，則委任 ______________________________

地址 ______________________________

代表本人／我們出席在2002年3月26日（星期二）上午11時假香港中環干諾道中3號麗嘉酒店大禮堂召開的第83屆股東週年常會及其一切續會，並按以下指示就下列各項投票[4]：

	通過根據股東週年常會通告內的事項	贊成	反對
一、	省覽截至2001年12月31日止年度本行總結與董事會及核數師報告書。		
二、	宣佈派發末期股息。		
三、	選舉下列人仕連任為董事：		
	(a) 李福和博士		
	(b) 彭玉榮先生		
	(c) 蒙民偉博士		
	(d) 陳棋昌先生		
	(e) 丹斯里邱繼炳博士		
	(f) 郭炳江先生		
	(g) 李澤楷先生		
四、	再度聘請畢馬威會計師事務所為本銀行核數師。		
五、	第五項之普通決議案（通過採納僱員認股計劃2002及終止僱員認股計劃1999）。		
六、	第六項之普通決議案（授權董事會增發新股）。		
七、	第七項之普通決議案（授權董事會購回銀行本身股份）。		
八、	第八項之普通決議案（擴大授予董事會根據第六項發行新股的權力）。		

2002年 ________ 月 ________ 日

股東簽署：______________________________

股東姓名：______________________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請填寫以　閣下名義註冊的股份數目，凡未填寫清楚的委任書將被認為是代表所有以　閣下名義註冊的本銀行股份。
3. 閣下如欲委任代表出席上述會議，請劃去「大會主席」一欄，並在適當空格內填寫委任代表的姓名及地址。獲委任為代表的人數不得超過兩名。代表人不須為本銀行股東。　閣下於填妥及交回代表委任書後仍可親自出席週年常會及於會上投票。在此情況下，委任代表文件將視為經已撤銷。
4. 請在每項決議案右邊適當空格按　閣下的投票意願填上「√」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本銀行只接受由排名最先的註冊股東親自或委任代表所投的一票為有效，因此，以股東名冊上排名次序較先的聯名股東享有優先投票權。
6. 此代表委任書必須由　閣下或以書面授權的代表簽署。若註冊股東為一家公司，必須蓋上公司印章或由正式書面授權的職員或授權人簽署。
7. 本代表委任書必須填妥簽署，並連同授權書或其他授權文件或由公證人簽署證明的授權文件副本，於股東週年常會或其續會召開48小時前送達香港中環干諾道中111號永安中心5樓標準證券登記有限公司，方為有效。
8. 此委任書若有任何改動，必須由署名者加簡簽。

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in The Bank of East Asia, Limited, you should at once hand this circular and the proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSALS INVOLVING
ADOPTION OF THE STAFF SHARE OPTION SCHEME 2002
AND
TERMINATION OF THE OPERATION OF
THE STAFF SHARE OPTION SCHEME 1999

A notice convening the 2002 Annual General Meeting of The Bank of East Asia, Limited to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 26 March, 2002 at 11:00 a.m. or any adjournment thereof to approve the matters referred to in this circular is set out on page 44 of the 2001 Annual Report of the Bank. A shareholder may appoint a proxy to attend and vote in his place. A proxy need not be a shareholder. A completed form of proxy must be deposited with Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

Hong Kong, 2 March, 2002

CONTENTS

Page

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary (within the meaning of the Companies Ordinance) for the time being and from time to time of the Bank
"Staff Share Option Scheme 1994"	the Staff Share Option Scheme for the employees of the Bank and certain of its Subsidiaries adopted by the Bank at its annual general meeting on 31 March, 1994 and which expired on 31 March, 1999
"Staff Share Option Scheme 1999"	the Staff Share Option Scheme 1999 for the employees of the Bank and its Subsidiaries adopted by the Bank at its annual general meeting on 30 March, 1999
"Staff Share Option Scheme 2002"	the Staff Share Option Scheme 2002 to be adopted by the Bank pursuant to the Ordinary Resolution No. 5 as set out in the Notice of Annual General Meeting in its present or any amended form



THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. The Hon. David LI Kwok Po
(Chairman and Chief Executive)
Mr. Joseph PANG Yuk Wing
(Deputy Chief Executive)
Mr. CHAN Kay Cheung
(Deputy Chief Executive)

Non-executive Directors:
Dr. LI Fook Wo
Mr. Alan LI Fook Sum
Dr. The Hon. Simon LI Fook Sean
Professor Arthur LI Kwok Cheung
Mr. Aubrey LI Kwok Sing
Dr. William MONG Man Wai
Tan Sri Dr. KHOO Kay Peng
Mr. Richard LI Tzar Kai

Independent Non-executive Directors:
Mr. George HO
Mr. WONG Chung Hin
Dr. LEE Shau Kee
Dr. Allan WONG Chi Yun
Mr. Winston LO Yau Lai
Mr. Thomas KWOK Ping Kwong

Registered Office:
10 Des Voeux Road Central
Hong Kong

2 March, 2002

To the shareholders and, for information only,
the existing share option holders of the Bank

Dear Sir or Madam,

PROPOSALS INVOLVING ADOPTION OF THE STAFF SHARE OPTION SCHEME 2002 AND TERMINATION OF THE OPERATION OF THE STAFF SHARE OPTION SCHEME 1999

1. INTRODUCTION

This circular constitutes a summary of the principal terms of the Staff Share Option Scheme 2002 sent to the shareholders of the Bank in compliance with the Listing Rules to give all information

reasonably necessary to enable them to make an informed decision on whether to vote for or against the Ordinary Resolution to approve the adoption of the Staff Share Option Scheme 2002 and termination of the operation of the Staff Share Option Scheme 1999.

2. ADOPTION OF THE STAFF SHARE OPTION SCHEME 2002 AND TERMINATION OF THE OPERATION OF THE STAFF SHARE OPTION SCHEME 1999

The Staff Share Option Scheme 1999 was adopted by the Bank on 30 March, 1999 with effect from 1 April, 1999 and will expire on 31 March, 2004. In view of the recent changes to Chapter 17 of the Listing Rules which governs the operation of share option schemes, the Directors propose to recommend to shareholders at the Annual General Meeting to approve the adoption of the Staff Share Option Scheme 2002 and simultaneously terminate the operation of the Staff Share Option Scheme 1999. As at the Latest Practicable Date, the Bank has not adopted any share option scheme other than the Staff Share Option Scheme 1999.

It is proposed that subject to the approval of the shareholders of the Bank of the adoption of the Staff Share Option Scheme 2002 at the Annual General Meeting, the operation of the Staff Share Option Scheme 1999 shall be terminated with effect from the conclusion of the Annual General Meeting (such that no further options could thereafter be offered under the Staff Share Option Scheme 1999 but in all other respects the provisions of the Staff Share Option Scheme 1999 shall remain in full force and effect) and the Staff Share Option Scheme 2002 will take effect, subject to the Stock Exchange granting the necessary approvals for the listing of and dealing in the Shares to be issued and allotted pursuant to the exercise of Options in accordance with the terms and conditions of the Staff Share Option Scheme 2002, on the date of its adoption at the Annual General Meeting. Operation of the Staff Share Option Scheme 2002 will commence after all conditions precedent have been fulfilled.

The Directors consider that in order to enable the Group to attract and retain Eligible Persons of appropriate qualifications and with the necessary experience to work for the Group, it is important that the Group should continue to provide such Eligible Persons with an additional incentive by offering them an opportunity to obtain an ownership interest in the Bank and to reward them for contributing to the long term success of the business of the Group. By offering the Options to the Eligible Persons upon such terms as may be permitted under the Staff Share Option Scheme 2002, such Eligible Persons may exercise their Options at any time within the Exercise Period (where applicable, subject to any terms of the grant of such Options) to acquire a monetary gain or ownership interest in the Bank which may in turn provide a further incentive to them for advancing their performance. It is therefore proposed that the Staff Share Option Scheme 2002 for the benefit of the Eligible Persons be adopted at the Annual General Meeting. A summary of the principal terms of the Staff Share Option Scheme 2002 is set out in Appendix hereto.

Under the Staff Share Option Scheme 1994 (which expired on 31 March, 1999), a total of 73,695,400 options had been granted, out of which 34,090,176 options have been exercised. 20,577,024 options have lapsed and 19,028,200 options remain outstanding as at the Latest Practicable Date. The 19,028,200 outstanding options under the Staff Share Option Scheme 1994 are subject to different exercise periods but shall all lapse by 20 April, 2003 if unexercised. Under the Staff Share Option Scheme 1999, a total of 32,879,000 options had been granted, out of which 9,237,000 options had been exercised, 1,712,000 options have lapsed and 21,930,000 options remain outstanding as at the Latest Practicable Date. The 21,930,000 outstanding options under the Staff Share Option Scheme

1999 are subject to different exercise periods but shall all lapse by 19 April, 2006 if unexercised. Save as aforesaid and up to the Latest Practicable Date, no other options have been granted under the Staff Share Option Scheme 1994, the Staff Share Option Scheme 1999 or any other schemes. The Directors confirm that between the date of this circular and the Annual General Meeting, they will not grant any further option under the Staff Share Option Scheme 1999.

As at the Latest Practicable Date, the Bank has 1,433,897,186 Shares in issue. Assuming that there is no change in the Shares in issue between the period from the Latest Practicable Date and the date of the adoption of the Staff Share Option Scheme 2002, the number of Shares that may be issued upon exercise of all Options which may be granted under the Staff Share Option Scheme 2002 and options to be granted under any other schemes of the Bank will be 71,694,859 Shares, being 5 per cent. of the Shares in issue as at the Latest Practicable Date.

In respect of the operation of the Staff Share Option Scheme 2002, the Bank will comply with all relevant requirements under Chapter 17 of the Listing Rules.

3. VALUE OF THE OPTIONS

The estimated value of all Options that can be granted under the Scheme 2002, calculated on the basis of the Black-Scholes option pricing model, was HK$203,373,128.77 as at 23 February, 2002, being the Latest Practicable Date. The assumptions used in such calculation include an exercise price of HK$16.96 per Share, a stock price of HK$15.35 per Share, a risk-free factor of 4.94 per cent. (being the rate prevailing on the Exchange Fund Notes for 5 years), an expected dividend of HK$0.54 (based on historical dividends), an expected volatility rate of 26.18 per cent. based on a one-year historical volatility of the Shares and a maturity period of 5 years. Shareholders should note that such estimated value of all Options is subject to a number of subjective assumptions including the key assumptions as described above and that, more importantly, the above estimation is solely based on an application of the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. Although the Bank has taken professional advice for the purpose of determining the above estimated value, it is an estimate provided for information only in order to comply with the requirements of the Listing Rules. Shareholders should be warned that the estimate may not reflect the actual value of the Options given that changes in the subjective assumptions used in the calculation could materially affect the estimated value of Options, and hence the actual value could vary significantly from the estimated value. In addition, shareholders should also be warned that the amount stated only relates to the estimated value as at 23 February, 2002 and the valuation of the options after that date may and is subject to change. However, in compliance with the Listing Rules, estimated valuations will be provided based on the Black-Scholes option pricing model as at the end of the relevant financial period for any interim or final results of the Bank.

4. CONDITIONS PRECEDENT OF THE STAFF SHARE OPTION SCHEME 2002

The adoption of the Staff Share Option Scheme 2002 is subject to the following conditions:

(i) the approval of the shareholders of the Bank for the adoption of the Staff Share Option Scheme 2002; and

(ii) the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the Shares in the Bank to be issued and allotted pursuant to the exercise of the Options in accordance with the terms and conditions of the Staff Share Option Scheme 2002.

Subject to satisfaction of the above conditions, the total number of Shares which may be issued upon exercise of all Options to be granted under the Staff Share Option Scheme 2002 and options to be granted under any other schemes of the Bank shall not, in aggregate, exceed 5 per cent. of the Shares in issue as at the date of approval of the Staff Share Option Scheme 2002. Pursuant to the Listing Rules, the Bank may obtain approval from its shareholders to refresh the 5 per cent. limit. However, the maximum number of Shares which may be issued upon exercise of all options outstanding and yet to be exercised under the Staff Share Option Scheme 2002 and any other schemes shall not exceed 15 per cent. of the Shares in issue from time to time.

An application has been made to the Stock Exchange for obtaining the approval above-mentioned.

The Staff Share Option Scheme 2002 may be altered in any respect by resolution of the Board except that the terms referred to in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Grantees or prospective Grantees except with the prior approval of the shareholders of the Bank in general meeting. Once the Staff Share Option Scheme 2002 is adopted, any alterations to the terms and conditions thereof, which are of a material nature, must be approved by the shareholders of the Bank in general meeting, except where the alterations take effect automatically under the existing terms of the Scheme 2002. The amended terms of the Staff Share Option Scheme 2002 and all Options must continue to comply with the relevant requirements of Chapter 17 of the Listing Rules.

5. ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out on page 44 of the 2001 Annual Report of the Bank. A form of proxy for use at the Annual General Meeting is also enclosed therewith.

The Ordinary Resolution to approve the adoption of the Staff Share Option Scheme 2002 and the termination of the operation of the Staff Share Option Scheme 1999 with effect from the conclusion of the Annual General Meeting will be proposed at such meeting. The Bank will publish an announcement on the outcome of the Annual General Meeting regarding such adoption and termination on the Business Day following the Annual General Meeting.

6. ACTION TO BE TAKEN

A shareholder may appoint a proxy to attend and vote in his place. A proxy need not be a shareholder. A completed form of proxy must be deposited with Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and return of the proxy form will not preclude shareholders of the Bank from attending and voting in person at the Annual General Meeting if they so wish. A copy of the Staff Share Option Scheme 2002 will be available for inspection during normal business hours at the registered office of the Bank at 10 Des Voeux Road Central, Hong Kong during the 14-day period immediately preceding the Annual General Meeting and at the Annual General Meeting itself.

7. RECOMMENDATION

The Directors believe that adoption of the Staff Share Option Scheme 2002 and termination of the operation of Staff Share Option Scheme 1999 are in the best interests of the Bank and its shareholders and so recommend you to vote in favour of the Ordinary Resolution at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
THE BANK OF EAST ASIA, LIMITED
Dr. The Hon. David LI Kwok Po
Chairman and Chief Executive

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

SUMMARY OF THE STAFF SHARE OPTION SCHEME 2002

The following is a summary of the principal terms of the Staff Share Option Scheme 2002 to be submitted to the shareholders of the Bank for adoption at the Annual General Meeting:

1. Purpose of the Staff Share Option Scheme 2002

1.1 The Staff Share Option Scheme 2002 is a share incentive scheme and is established to recognise and acknowledge the contributions that Eligible Persons (as defined below) had made or may make to the Group.

1.2 The Staff Share Option Scheme 2002 will provide the Eligible Persons with an opportunity to have a personal stake in the Bank with the view to motivating the Eligible Persons to optimise their performance and efficiency for the benefit of the Group.

2. Conditions of the Staff Share Option Scheme 2002

2.1 The Staff Share Option Scheme 2002 shall take effect subject to the passing of the necessary resolution to adopt the Staff Share Option Scheme 2002 by the shareholders of the Bank in the Annual General Meeting of the Bank and is conditional upon the Stock Exchange granting approval for the listing of and permission to deal in any Shares to be issued and allotted by the Bank pursuant to the exercise of Options in accordance with the terms and conditions of the Staff Share Option Scheme 2002.

2.2 If any of the above conditions are not satisfied on or before 26 April, 2002, the Staff Share Option Scheme 2002 shall forthwith determine and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the Staff Share Option Scheme 2002.

2.3 References in clause 2.1 to the Stock Exchange granting the approval referred to therein shall include where such approval is granted subject to conditions.

3. Duration and Administration

3.1 Subject to clauses 2 and 13, the Staff Share Option Scheme 2002 shall be valid and effective for a period of 5 years commencing on the Adoption Date, after which no further Options will be issued but the provisions of the Staff Share Option Scheme 2002 shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the provisions of the Staff Share Option Scheme 2002.

3.2 The Staff Share Option Scheme 2002 shall be subject to the administration of the Board whose decision (save as otherwise provided herein) shall be final and binding on all parties. Without prejudice to the generality of the foregoing, the Board shall have the absolute discretion to:

(a) interpret and construe the provisions of the Staff Share Option Scheme 2002;

(b) subject to clauses 4, 5, 6 and 8, determine the persons who will be awarded Options under the Staff Share Option Scheme 2002, and the number and Option Price of Options awarded thereto;

(c) determine the Exercise Period and other relevant terms and conditions for each Option;

(d) subject to clauses 10 and 13, make such appropriate and equitable adjustments to the terms of Options granted under the Staff Share Option Scheme 2002 as it deems necessary;

(e) subject to clause 13, adopt rules and regulations for carrying out the Staff Share Option Scheme 2002;

(f) prescribe the form or forms of instruments to be issued as evidence of any Options granted under the Staff Share Option Scheme 2002; and

(g) make such other decisions or determinations as it shall deem appropriate in the administration of the Staff Share Option Scheme 2002.

4. Eligibility Criteria

The Board may at its discretion grant Options to any Employee (including executive Directors and Chief Executives) of the Group.

5. Grant of Options

5.1 On and subject to the terms of the Staff Share Option Scheme 2002, the Board shall be entitled at any time on a Business Day within 5 years commencing on the Adoption Date to offer the grant of an Option to any Eligible Person as the Board may in its absolute discretion select in accordance with clause 4.

without such relevant remittance shall be invalid. Within the period from the 6th to 12th Business Days (excluding any period(s) of closure of the Bank's share registers) after receipt of the notice together with remittance of the relevant Option Price in full and, where appropriate, receipt of the Auditors' certificate or the independent financial adviser's certificate pursuant to clause 10, the Bank shall allot the relevant number of Shares to the Grantee credited as fully paid and issue to the Grantee a share certificate in respect of the Shares so allotted.

7.3 Subject as hereinafter provided, an Option may be exercised by the Grantee at any time during the applicable Exercise Period, provided that:

(a) in the event of death of the Grantee before exercising the Option in full, his legal personal representatives may exercise the Option up to the Grantee's entitlement (to the extent exercisable as at the date of his death and not exercised) within the period of 12 months following his death or such longer period as the Board may determine;

(b) where the Grantee's employment is terminated on the ground of disability due to physical injury, the Grantee may exercise the Option (to the extent exercisable as at the date on which such Grantee ceases to be an Employee and not exercised) within 6 months following such cessation or such longer period as the Board may determine;

(c) if the Grantee ceases to be an Employee by reason of retirement in accordance with his contract of employment, then he may exercise all his Options within 12 months after such cessation or, if the Directors in their absolute discretion determine, 12 months after the date of his reaching the Retirement Age where the retirement takes effect prior to such date. Any Options not so exercised shall lapse and determined at the end of the relevant 12-month period;

(d) if the Grantee ceases to be an Employee by reason of termination of his employment by the Bank or the Subsidiary (as the case may be) employing him upon any of the following grounds, then all his Options shall lapse and terminate on the date of such cessation:

(i) wilfully disobeying a lawful and reasonable order;

(ii) misconducting himself, such conduct being inconsistent with the due and faithful discharge of his duties;

(iii) being guilty of fraud or dishonesty;

(iv) being habitually neglectful in his duties; or

(v) upon any other grounds on which the Bank or the Subsidiary (as the case may be) employing him would be entitled to terminate the contract of employment without notice at common law;

(e) if the Grantee ceases to be an Employee by resignation, all of his Options (to the extent not already exercised) shall lapse on the date of actual termination of employment;

(f) if any of the following events occurs, all of the Grantee's Options shall lapse immediately (to the extent not already exercised):

(i) any liquidator, provisional liquidator, receiver or any person carrying out any similar function has been appointed anywhere in the world in respect of the whole or any part of the asset or undertaking of the Grantee;

(ii) there is unsatisfied judgment, order or award outstanding against the Grantee or the Bank has reason to believe that the Grantee is unable to pay or have no reasonable prospect of being able to pay his debts;

(iii) there are circumstances which entitle any person to take any action, appoint any person, commence proceedings or obtain any order of the type mentioned in sub-clauses (i) and (ii) above;

(iv) a bankruptcy order has been made against the Grantee in any jurisdiction; or

(v) a petition for bankruptcy has been presented against the Grantee in any jurisdiction;

(g) if the Grantee ceases to be an Employee for any reason other than as described in sub-clauses (a), (b), (c), (d), (e) and (f) above, then any Options exercisable at the date he so ceases may be exercised to the extent then exercisable within 3 months of the date he so ceases (but shall otherwise lapse and determine) provided that in any such case the Directors in their absolute discretion may otherwise determine subject to such conditions or limitations as the Directors may decide;

(h) if a general offer (whether by way of takeover offer or scheme of arrangement or otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and such offer becomes or is declared unconditional (within the meaning of the Hong Kong Code on Takeovers and Mergers), the Grantee shall be entitled to exercise the Option (to the extent exercisable as at the date on which the general offer becomes or is declared unconditional and not exercised) in full or in part at any time within one month after the date on which the offer becomes or is declared unconditional (within the meaning of the Hong Kong Code on Takeovers and Mergers);

(i) in the event notice is given by the Bank to its shareholders to convene a shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind up the Bank, the Bank shall forthwith give notice thereof to the Grantee and the Grantee may, by notice in writing to the Bank accompanied by the remittance for the total Option Price payable in respect of the exercise of the relevant Option (such notice to be received by the Bank not later than two Business Days (excluding any period(s) of closure of the Bank's share registers) prior to the proposed meeting) exercise the Option (to the extent exercisable as at the date of the notice to the Grantee and not exercised) either in full or in part and the Bank shall, as soon as possible and in any event no later than the Business Day (excluding any period(s) of closure of the Bank's share registers) immediately prior to the date of the proposed shareholders' meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise; and

(j) in the event of a compromise or arrangement between the Bank and its shareholders or creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Bank (other than any relocation schemes as contemplated in Rule 7.14(3) of the Listing Rules), the Bank shall give notice thereof to all Grantees on the same date as it gives notice of the meeting to its shareholders or creditors to consider such a scheme of arrangement, and thereupon the Grantee may, by notice in writing to the Bank accompanied by the remittance for the total Option Price payable in respect of the exercise of the relevant Option (such notice to be received by the Bank not later than two Business Days (excluding any period(s) of closure of the Bank's share registers) prior to the proposed meeting) exercise the Option (to the extent exercisable as at the date of the notice to the Grantee and not exercised) either in full or in part and the Bank shall, as soon as possible and in any event no later than the Business Day (excluding any period(s) of closure of the Bank's share registers) immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise credited as fully paid and registered the Grantee as holder thereof.

7.4 The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Bank in force as at the Allotment Date and shall rank pari passu in all respects with the existing fully paid Shares in issue on the Allotment Date.and accordingly shall entitle the holders to participate in all dividends or other distributions paid or made after the Allotment Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the Allotment Date. A Share allotted upon the exercise of an Option shall not carry voting rights until the name of the Grantee has been duly entered in to the register of shareholders of the Bank as the holder thereof.

7.5 Without prejudice to the generality of the foregoing, the Grantee may only exercise an Option subject to any restrictions as may be reasonably imposed by the Board from time to time with a view to ensure or facilitate compliance with any relevant law, mandatory rules and/or regulations binding the Bank, particularly those relating to insider dealing and other prohibitions under the Listing Rules.

8. Lapse Of Option

8.1 An Option (to the extent such Option has not already been exercised) shall lapse and not be exercisable on the earliest of:

(a) the expiry of the Exercise Period;

(b) the expiry of any of the periods referred to in clauses 7.3(a), (b), (c), (d), (e) and (f);

(c) the date on which a situation as contemplated under clause 7.3(g) arises;

(d) in respect of the situation contemplated in clause 7.3(h), the expiry of the period referred to therein;

(e) the date of the commencement of the winding-up of the Bank in respect of the situation contemplated in clause 7.3(i);

(f) the date when the proposed compromise or arrangement becomes effective in respect of the situation contemplated in clause 7.3(j);

(g) the date on which a situation as contemplated under clause 7.1 arises; or

(h) the date on which the Grantee commits a breach of any terms or conditions attached to the grant of the Option, unless otherwise resolved to the contrary by the Board.

9. Maximum Number Of Shares

9.1 Subject to clauses 9.2, 9.3 and 9.4, the maximum number of Shares in respect of which Options may be granted under the Staff Share Option Scheme 2002 and any other schemes involving the issue or grant of options or similar rights over Shares or other securities by the Bank shall not, in aggregate, exceed 5 per cent. of the Shares in issue as at the date of approval of the Staff Share Option Scheme 2002 (the "**Scheme Mandate Limit**") unless approved by the shareholders of the Bank pursuant to clause 9.3.

9.2 Subject to clauses 9.3 and 9.4, the Scheme Mandate Limit may be refreshed by the shareholders of the Bank in general meeting from time to time provided always that the Scheme Mandate Limit so refreshed must not exceed 5 per cent. of the Shares in issue as at the date of approval of such refreshment by shareholders of the Bank in general meeting. Upon such refreshment, all Options granted under the Staff Share

Option Scheme 2002 and any other share options schemes of the Bank (including those exercised, outstanding, cancelled, lapsed in accordance with the terms of the Staff Share Option Scheme 2002 or any other share option schemes of the Bank) prior to the approval of such refreshment shall not be counted for the purpose of calculating whether the refreshed Scheme Mandate Limit has been exceeded. A circular must also be sent to the shareholders of the Bank containing such information from time to time required by the Stock Exchange.

9.3 Subject to clause 9.4, the Board may seek separate shareholders' approval in general meeting to grant Options beyond the Scheme Mandate Limit provided that the Options in excess of the Scheme Mandate Limit are granted only to the Eligible Persons specified by the Bank before such approval is sought and the Bank must issue a circular to the shareholders of the Bank containing such information from time to time required by the Stock Exchange in relation to any such proposed grant to such Eligible Persons.

9.4 The maximum number of Shares which may be issued upon the exercise of all outstanding Options granted and yet to be exercised under the Staff Share Option Scheme 2002 and any other schemes involving the issue or grant of options or similar rights over Shares or other securities by the Bank must not, in aggregate, exceed 15 per cent. of the Shares in issue from time to time. Notwithstanding anything contrary to the terms of the Staff Share Option Scheme 2002, no options may be granted under any schemes of the Bank (including the Staff Share Option Scheme 2002) if this will result in the said 15 per cent. limit being exceeded.

9.5 No Option may be granted to any Eligible Persons which if exercised in full would result in the total number of Shares issued and to be issued upon exercise of the share options already granted or to be granted to such Eligible Person under the Staff Share Option Scheme 2002 and any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1 per cent. of the Shares in issue as at the date of such new grant. Any grant of further Options above this limit shall be subject to the following requirements:

(a) approval of the shareholders of the Bank at general meeting, with such Eligible Person and its Associates abstaining from voting;

(b) a circular in relation to the proposal for such further grant having been sent by the Bank to its shareholders with such information from time to time required by the Listing Rules;

(c) the number and terms (including the Option Price) of the Options to be granted to such proposed Grantee shall be fixed before the shareholders' approval mentioned in sub-clause (a) above; and

(d) for the purpose of calculating the Option Price for the Shares in respect of the further Options proposed to be so granted as described under clause 6, the date of board meeting for proposing such grant of further Options shall be taken as the Date of Grant.

9.6 The maximum number of Shares referred to in clause 9 shall be adjusted, in such manner as the Auditors shall certify as fair and reasonable in accordance with clause 10.

10. Reorganisation Of Capital Structure

10.1 In the event of any alteration in the capital structure of the Bank while an Option remains exercisable, and such event arises from a capitalisation of profits or reserves, rights issue, consolidation, subdivision or reduction of capital of the Bank, such corresponding alterations (if any) shall be made in:

(a) the number or nominal amount of Shares subject to the Option so far as unexercised; and/or

(b) the Option Price; and/or

(c) the maximum number of Shares referred to in clause 9.

10.2 The Auditors or the independent financial adviser of the Bank shall certify in writing to the Board the alterations, and according to their opinion based on fairness and reasonableness either generally or as regards any particular Grantee (except in the case of a capitalisation issue where no such certification shall be required unless otherwise expressly required by the Board) and satisfy the requirement that such alterations give the Grantee the same proportion of the equity capital as that to which that the Grantee was previously entitled, provided that:

(a) any such alterations shall be made on the basis that the relevant total Option Price payable by a Grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event;

(b) no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and

(c) no such alterations shall be made the effect of which would be to increase the proportion of the Shares in issue for which any Grantee is entitled to subscribe pursuant to the Options held by him.

10.3 For the avoidance of doubt, the issue of securities as consideration in a transaction to which the Bank is a party shall not be regarded as a circumstance requiring any such alterations.

10.4 The costs of the Auditors or the independent financial adviser of the Bank relating to the Staff Share Option Scheme 2002 shall be borne by the Bank.

10.5 In giving any certificate under this clause 10, the Auditors or the independent financial adviser of the Bank shall be deemed to be acting as experts and not as arbitrators and their certificate shall, in the absence of manifest error, be final, conclusive and binding on the Bank and all persons who may be affected thereby.

11. Share Capital

The exercise of any Option shall be subject to the shareholders of the Bank in a general meeting approving any necessary increase in the share capital of the Bank. Subject thereto the Board shall make available sufficient authorised but unissued share capital of the Bank to meet subsisting requirements on the exercise of Options.

12. Disputes

Any dispute arising in connection with the Staff Share Option Scheme 2002 (whether as to the number of Shares, the subject of an Option, (where applicable) whether all or part of an Option has been vested, the amount of the Option Price or otherwise) shall be referred to the decision of the Auditors or the independent financial adviser of the Bank who shall act as experts and not as arbitrators and whose decision shall be final and binding on the Grantee.

13. Alteration Of The Staff Share Option Scheme 2002

13.1 The Staff Share Option Scheme 2002 may be altered in any respect by resolution of the Board except that the following matters shall require shareholders' approval at general meeting:

(a) the provisions of the Staff Share Option Scheme 2002 as to the definitions of "Eligible Person", "Grantee" and "Exercise Period" and the provisions of clauses 1, 3.1, 4, 5.2, 5.3, 6, 7.1, 7.3, 7.4, 8, 9, 10, 13, 14 and 15 shall not be altered to the advantage of Grantees or prospective Grantees except with the prior approval of the shareholders of the Bank in general meeting;

(b) any alterations to the terms and conditions of the Staff Share Option Scheme 2002 which are of a material nature, except where such alterations take effect automatically under the existing terms of the Scheme 2002; and

(c) any change to the authority of the Board in relation to any alteration to the terms of the Staff Share Option Scheme 2002,

provided always that the amended terms of the Staff Share Option Scheme 2002 must continue to comply with the relevant provisions of the Listing Rules as may be amended from time to time.

13.2 Subject to clause 13.1, the Board may at any time alter, amend or modify the terms and conditions of the Staff Share Option Scheme 2002 such that the provisions of the Staff Share Option Scheme 2002 would comply with all relevant legal and regulatory requirements in all relevant jurisdictions to the extent as considered necessary by the Board to implement the terms of the Staff Share Option Scheme 2002.

14. Termination

The Bank by resolution in general meeting or the Board may at any time terminate the operation of the Staff Share Option Scheme 2002 and in such event, no further Options will be offered but the provisions of the Staff Share Option Scheme 2002 shall remain in force in all other respects.

15. Cancellation

The Board shall have the absolute discretion to cancel any Options granted but not exercised at any time at the request of the Grantee provided that where an Option is cancelled and a new Option is proposed to be issued to the same Grantee, the issue of such new Option may only be made with available Shares in the authorised but unissued share capital of the Bank, and available and ungranted Options within the limits referred to in clause 9 (but excluding for this purpose all cancelled Options).

16. Miscellaneous

16.1 The Staff Share Option Scheme 2002 shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against the Bank directly or indirectly or give rise to any cause of action at law or in equity against the Bank.

16.2 The Bank shall bear the costs of establishing and administering the Staff Share Option Scheme 2002.

16.3 A Grantee shall be entitled to receive copies of all notices and other documents sent by the Bank to holders of Shares.

16.4 Any notice or other communication between the Bank and a Grantee may be given by sending the same by prepaid post or by personal delivery to, in the case of the Bank, its registered office in Hong Kong from time to time and, in the case of the Grantee, his address or fax number or e-mail address as notified to the Bank from time to time.

16.5 Any notice or other communication served:

(a) by the Bank shall be deemed to have been served 24 hours after the same was put in the post or delivered by hand or by courier or by fax or by internet to the e-mail address of the Grantee as notified to the Bank from time to time; and

(b) by the Grantee shall not be deemed to have been received until the same shall have been received by the Bank.

16.6 A Grantee shall be responsible for obtaining any governmental or other official consent that may be required by any country or jurisdiction in order to permit the grant or exercise of his Option. The Bank shall not be responsible for any failure by a Grantee to obtain any such consent or for any tax or other liability to which a Grantee may become subject as a result of his participation in the Staff Share Option Scheme 2002.

16.7 By accepting an Option, a Grantee shall be deemed irrevocably to have accepted the grant subject to the provisions of the Staff Share Option Scheme 2002 and to have waived any entitlement, by way of compensation for loss of office or otherwise howsoever, to any sum or other benefit to compensate him for loss of any rights under the Staff Share Option Scheme 2002.

16.8 The Staff Share Option Scheme 2002 and all Options granted hereunder shall comply with the requirements of the Listing Rules, and be governed by and construed in accordance with the laws of Hong Kong.

目　錄

頁次

本通函內，除非文義另有規定外，否則下列詞語的涵義如下：

「組織章程細則」	指	本銀行不時採納的組織章程細則
「採納日」	指	本銀行股東在股東週年常會上通過決議案，有條件採納僱員認股計劃2002之日
「配發日」	指	根據僱員認股計劃2002授出及行使的認股權所附帶的權利在行使時，向承授人配發和發行股份之日
「股東週年常會」	指	本銀行謹訂於二零零二年三月二十六日(星期二)上午十一時正假座香港干諾道中三號麗嘉酒店大禮堂舉行的股東週年常會或其任何續會
「聯繫人」	指	《上市規則》所賦予的涵義
「核數師」	指	本銀行當其時的核數師
「本銀行」	指	東亞銀行有限公司，於香港註冊成立的有限公司
「董事會」	指	本銀行的董事會或其正式授權的委員會
「營業日」	指	《上市規則》所賦予的涵義
「行政總裁」	指	《上市規則》所賦予的涵義
「公司條例」	指	香港法例第32章《公司條例》
「關連人士」	指	《上市規則》所賦予的涵義
「授予日」	指	在要約獲接納時發出認股書的日子。惟認股書的發給日期將在僱員認股計劃2002條文所規定的接納期完結後七日內
「董事」	指	包括任何任職本銀行董事職位的人士(不論其職銜如何)，或文義另有所指的人士
「合資格人士」	指	任何由董事確定為本銀行或附屬公司服務的僱員(包括執行董事和行政總裁)
「僱員」	指	本銀行或其附屬公司的任何全職或兼職僱員

「行使認股權期間」	指	就任何個別認股權而言，由授予日的第一週年開始直至授予日的第五週年截止的期間，期內可行使認股權
「承授人」	指	任何接納要約的合資格人士，或（若文義另有所指）因合資格人士（以個人而言）身故而有權享有任何該等認股權的合法遺產代理人
「本集團」	指	本銀行及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	港幣，中華人民共和國香港特別行政區當其時的法定貨幣
「最後實際可行日期」	指	二零零二年二月二十三日，即本通函付印前，確定其中若干資料的最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司《證券上市規則》，經不時修訂、補充或以其他方式修改
「股東週年常會通告」	指	本銀行二零零一年年報第四十四頁所載的股東週年常會召開通告
「要約」	指	本銀行向合資格人士提出，可按僱員認股計劃2002接納認股權的要約
「認股權」	指	根據僱員認股計劃2002授出可認購股份的權利
「認股權價格」	指	承授人根據僱員認股計劃2002的條款及條件行使認股權時，可以認購股份的每股價格
「普通決議案」	指	股東週年常會通告中提述的建議普通決議案
「退休年齡」	指	本銀行或附屬公司（視情況而定）不時指定本銀行或附屬公司（視情況而定）所聘請的有關合資格人士的一般退休年齡
「股份」	指	本銀行每股2.50港元（或其他不時適用的面值）的已繳足股份

「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	本銀行當其時及不時的附屬公司(具有《公司條例》的涵義)
「僱員認股計劃1994」	指	本銀行於一九九四年三月三十一日舉行的股東週年常會上採納，為本銀行及其若干附屬公司的僱員而設的僱員認股計劃，已於一九九九年三月三十一日屆滿
「僱員認股計劃1999」	指	本銀行於一九九九年三月三十日舉行的股東週年常會上採納，為本銀行及其附屬公司的僱員而設的僱員認股計劃1999
「僱員認股計劃2002」	指	本銀行將會根據股東週年常會通告所載的第5項普通決議案，以僱員認股計劃2002現時的形式或經修訂的形式採納的僱員認股計劃2002



東亞銀行有限公司

(於香港註冊成立的有限公司)

執行董事：
李國寶博士 *(主席兼行政總裁)*
彭玉榮先生 *(副行政總裁)*
陳棋昌先生 *(副行政總裁)*

註冊辦事處：
香港
德輔道中十號

非執行董事：
李福和博士
李福深先生
李福善博士
李國章教授
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生

獨立非執行董事：
何佐芝先生
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生

敬啟者：

有關
採納僱員認股計劃2002
及
終止僱員認股計劃1999運作之建議

1. 緒言

本通函已概括僱員認股計劃2002的主要條款，並遵照《上市規則》寄予本銀行的股東，

向股東提供一切合理所需的資料，讓彼等在決定投票贊成或反對批准採納僱員認股計劃2002和終止僱員認股計劃1999運作的決議案時，可根據有關資料作出明理的決定。

2. 採納僱員認股計劃2002和終止僱員認股計劃1999運作

本銀行在一九九九年三月三十日採納僱員認股計劃1999，由一九九九年四月一日起生效，至二零零四年三月三十一日屆滿。鑑於《上市規則》中規管認股計劃運作的第十七章條文近日有所修改，董事因此建議推薦股東在股東週年常會中批准採納僱員認股計劃2002，並同時終止僱員認股計劃1999運作。除了僱員認股計劃1999外，本銀行在最後實際可行日期時並無採納任何其他認股計劃。

現時建議待本銀行股東在股東週年常會中批准採納僱員認股計劃2002後，僱員認股計劃1999的運作將於股東週年常會結束時終止(因此，其後不會再根據僱員認股計劃1999授出認股權，但僱員認股計劃1999條文在所有其他各方面仍具有十足的效力和作用)，而僱員認股計劃2002將在取得聯交所批准本銀行在認股權按照僱員認股計劃2002的條款及條件行使時，所發行和配發的股份上市和買賣的前題下，於股東週年常會採納當日起生效。僱員認股計劃2002會在所有先決條件達成後開始運作。

為了讓本集團得以吸納和挽留擁有合適資格和必需工作經驗的合資格人士為本集團效力，董事會認為本集團實在有需要繼續為合資格人士提供額外獎勵，給予其購入本銀行擁有權權益的機會，藉此作為對彼等長期為本集團業務成就作出貢獻的獎勵。根據僱員認股計劃2002所容許的條款向合資格人士授出認股權後，該位合資格人士便可在行使認股權期間內，隨時行使彼等的認股權(在該等認股權的授出條款規限下(按其所適))，藉以賺取金錢上的利潤或購得本銀行的擁有權權益，作為鼓勵合資格人士在工作上爭取更出色表現。現建議為合資格僱員的福利在股東週年常會中採納僱員認股計劃2002。計劃的主要條款已於本附錄刊載。

僱員認股計劃1994(已於一九九九年三月三十一日屆滿)已經合共授出73,695,400份認股權。於最後實際可行日期，其中34,090,176份認股權已經行使，20,577,024份已經失效，餘下19,028,200份尚未行使。僱員認股計劃1994的19,028,200份尚未行使的認股權雖各有不同的行使期間，然而若於二零零三年四月二十日或之前仍未行使，則一概會於當日失效。僱員認股計劃1999已經合共授出32,879,000份認股權。於最後實際可行日期，其中9,237,000份認股權已經行使，1,712,000份已經失效，餘下21,930,000份尚未行使。僱員認股計劃1999的21,930,000份尚未行使的認股權雖各有不同的行使期間，然而若於二零零六

年四月十九日或之前仍未行使，則一概會於當日失效。除上文所述以外，截至最後實際可行日期，本銀行再無根據僱員認股計劃1994、僱員認股計劃1999或任何其他計劃授出其他認股權。董事確認由本通函刊發之日至股東週年常會舉行期間內，不會再根據僱員認股計劃1999授出其他認股權。

於最後實際可行日期，本銀行已發行1,433,897,186股股份。假設已發行股份數目由最後實際可行日期至採納僱員認股計劃2002期間維持不變，本銀行在根據僱員認股計劃2002和本銀行任何其他計劃授出的認股權全部行使時，可發行的股份數目為71,694,859股，佔最後實際可行日期時已發行股份的5%。

本銀行在執行僱員認股計劃2002時，會遵照《上市規則》第十七章的有關規定。

3. 認股權的價值

按照柏力克－舒爾斯期權價格模式計算，估計根據僱員認股計劃2002可以授出的所有認股權在二零零二年二月二十三日（即最後實際可行日期）時總值203,373,128.77港元。在計算認股權的價值時已假設：行使價每股16.96港元、股價每股15.35港元、無風險因素4.94%（即五年外滙基金票據的現行息率）、預期股息0.54港元（按過往股息計算）、按股份過往一年的波幅計算的預期波幅26.18%，以及五年的屆滿期。敬希股東垂注，以上對全部認股權價值的估計是受多項主觀假設所影響，包括上述的主要假設。而更重要的是，以上純粹是按照柏力克－舒爾斯期權價格模式估計認股權的價值。柏力克－舒爾斯期權價格模式是評估並無授出限制且可以自由轉讓之公開買賣期權的合理價值。雖然本銀行在釐訂以上的估計價值時已經接納專業意見，但以上的價值估計純粹是為了遵照《上市規則》的要求，供　閣下參考之用。謹此提醒股東，計算所採用的主觀假設若有變動，即可大幅影響認股權的估計價值，因此以上的估計未必能夠反映認股權的實際價值。而且，所列金額亦衹是認股權在二零零二年二月二十三日時的估計價值，認股權在當日以後的價值可能有變。然而，本通函亦會遵照《上市規則》的規定，提供按照柏力克－舒爾斯期權價格模式計算認股權在本銀行任何中期或末期業績有關的財政期間終結時的價值。

4. 採納僱員認股計劃2002的先決條件

僱員認股計劃2002需待以下條件達成後，方獲採納：

(i) 本銀行的股東批准採納僱員認股計劃2002；及

(ii) 聯交所上市委員會批准因依照僱員認股計劃2002的條款及條件行使認股權時所發行及配發的本銀行之股份上市及買賣。

待以上條件達成後，因行使根據僱員認股計劃2002以及本銀行任何其他計劃授出的認股權時，可予發行的股份合共不得超過採納僱員認股計劃2002當日已發行股份的5%。根據《上市規則》，本銀行可要求股東批准更新該5%的上限。然而，因行使根據僱員認股計劃2002及任何其他計劃授出但尚未行使的認股權時，可予發行的股份合共不得超過不時已發行股份的15%。

本銀行已經向聯交所申請獲取上述批准。

僱員認股計劃2002的任何方面均可經董事會決議案修改，但對於《上市規則》第17.03條所指的條款，在未經本銀行股東在股東常會事先批准前，不得為承授人或準承授人的利益而更改。僱員認股計劃2002一經採納，條款及條件的重大修改必須經本銀行股東在股東常會中批准，但凡根據僱員認股計劃2002現行條款自動生效的更改則另作別論。僱員認股計劃2002的經修定條款和所有認股權必須繼續遵照《上市規則》第十七章的有關規定。

5. 股東週年常會

股東週年常會的通告已於本銀行二零零一年年報第四十四頁刊載。股東週年常會適用的代表委任表格亦隨年報附奉。

股東週年常會上將會提呈普通決議案，藉以批准採納僱員認股計劃2002，並在股東週年常會結束時終止僱員認股計劃1999運作。本銀行會在股東週年常會隨後的營業日發出公布，宣布股東週年常會中有關採納和終止認股計劃的結果。

6. 應採取的行動

股東可委任代表出席會議，並於會上投票。委任代表不必為股東。填妥的代表委任表格最遲須在股東週年常會或其續會指定舉行時間四十八小時前，交回香港中環干諾道中一一一號永安中心五樓的標準證券登記有限公司。本銀行的股東在填妥並交回代表委任表格後，仍可按本身的意願親身出席股東週年常會，並於會上投票。僱員認股計劃2002的副本可在緊接股東週年常會之前十四天內的一般辦公時間，在本銀行位於香港德輔道中十號的註冊辦事處查閱，亦可在股東週年常會上查閱。

7. 推薦建議

董事相信採納僱員認股計劃2002和終止僱員認股計劃1999運作，對本銀行及其股東極有裨益，因此推薦　閣下在股東週年常會上投票贊成普通決議案。

此致

本銀行列位股東　台照
　並供本銀行現有認股權持有人參照

東亞銀行有限公司
主席兼行政總裁
李國寶博士
謹啟

二零零二年三月二日

5.2 在接納要約時，無需支付任何費用。就收取價值而言，在本銀行收到承授人正式簽署的要約信之時（無論如何最遲於要約信發出當日起計二十一天內），授出認股權的要約便告接納。要約獲接納時，本銀行須在授予日發出認股書，其格式須按照董事會不時釐訂的格式。

5.3 在僱員認股計劃2002的條文、《上市規則》及其他適用的規則及規例的約束下，董事會可按個別情況，在提出授予認股權的要約時，以其酌情權在僱員認股計劃2002明文列出的條款以外，再額外訂立任何董事會認為合適的條件、規限或限制（有關認股權行使時，達到業務或財務目標的一般適用條件、規限或限制除外），而新增條件、規限或限制必須於授出認股權的要約信內列出。此等新增條件、規限及限制包括（在不影響前述條文的一般性原則下）持續遵守認股權授出時所附帶的該等條款及條件。如未能遵守，則認股權（以尚未行使者為限）即告失效（董事會另有議決除外）。本銀行現時並無而且日後亦不會在認股權的行使上，訂立關於達到業務或財務目標的一般適用條件、規限及限制。

5.4 在不影響前述條文的一般性原則下，以及在《上市規則》以及第6條的約束下，董事會可授出認股權。該等認股權的價格，在行使認股權期間的不同時間內，價格亦有所不同。

5.5 董事會不得在(i)可能影響股價的情況發生後，或可能影響股價事件有待決定時（直至該等可能影響股價的資料已根據《上市規則》的有關規定公布為止）；或(ii)緊接本銀行為批准業績而召開的董事會會議當日，或本銀行根據《上市規則》須刊發業績公布的最後限期前（以較早發生者為準），至該等資料已根據《上市規則》有關規定宣布為止的期間內（由《上市規則》不時釐定），向任何合資格人士提出授予認股權的要約。

5.6 在不影響上述第5.1至5.5條的原則下，凡向任何執行董事或行政總裁授予認股權，必須得到本銀行最少兩位獨立非執行董事的批准。凡建議向本銀行的主要股東（定義見《上市規則》）或任何彼等各自的聯繫人授出認股權時，會導致該位人士在截至獲授認股權之日（包括當日）止十二個內，因行使已經或將會根據僱員認股計劃2002及本銀行任何其他計劃獲授的認股權（包括已行使、已註銷及尚未行使認股權）時，所獲發行及將予發行的股份總數超出認股權授出之日的已發行股份的0.1%，或總值超過5,000,000港元（以授

出認股權之日股份的收市價計算)，則授出認股權的建議必須經由本銀行股東在股東常會上，以投票表決的方式批准。除了建議獲授認股權的關連人士須放棄投票外，本銀行所有其他關連人士亦必須在該股東常會上放棄投票(任何關連人士若擬投票反對授出認股權，則作別論)。本銀行必須向本銀行的股東寄發通函，當中須解釋授出認股權的建議、披露將會授出的認股權的數目與條款，以及獨立非執行董事對股東應否投票贊成授出建議的推薦建議。

5.7 為免存疑，關於向本銀行的執行董事或行政總裁授予認股權的規定，對於本身屬於本銀行準執行董事或準行政總裁的合資格人士並不適用。

6. 認股權價格

6.1 根據僱員認股計劃2002認購股份的認股權價格由董事會釐訂，並在授出認股權要約信中通知各承授人，但該價格不少於以下所列的最高價：

(a) 於授出有關認股權當日(該日必須為營業日)，股份於聯交所日報表的收市價；

(b) 相等於緊接授出有關認股權當日之前五個營業日，股份於聯交所日報表的平均收市價；及

(c) 股份面值。

6.2 認股權價格亦會在第10條所列的情況下調整。

7. 認股權之行使

7.1 認股權屬承授人個人所有，不得轉讓。承授人不得以任何方式將認股權的權益向第三方出售、轉讓、押記、按揭、設立產權負擔或設定任何第三方的利益，否則認股權(以尚未行使的認股權為限)將告失效。

7.2 在相關的行使認股權期間(包括由授予日起計為期一年的行使認股權凍結期)以及在其他授出條款及條件的約束下，承授人可以向本銀行發出通知書，行使全部或部份認股權(但衹可以本銀行在要約中釐定的股份倍數行使)。通知書須列明準備根據該通知書行使的認股權以及行使所涉及的股數。每份通知書必須附有通知書所涉及的股份的總認股權價格滙款。任何不附奉滙款的通知書一概無效。在收取有關通知書連同相關認股權價格的

繳足滙款和(如適用)核數師或獨立財務顧問根據第10條發出的證明後第六至第十二個營業日內(不包括本銀行暫停登記股份過戶的期間)，本銀行將會向承授人配發相關數目的入帳列為繳足的股份，以及向承授人發行該等配發股份的股票。

7.3 在下文規定的約束下，承授人可在適用的行使認股權期間內隨時行使認股權，但：

(a) 承授人若在行使全部認股權前身故，其合法遺產代理人可自承授人身故之日起十二個月內，或董事會可訂出的較長期間內，行使承授人截至身故之日尚未行使的認股權；

(b) 凡承授人因傷殘疾導致終止僱用，承授人可自終止僱用之日起六個月內，或董事會可訂出的較長期間內，行使承授人在停止不再為僱員之日尚未行使的認股權；

(c) 承授人若因依據僱傭合約退休而不再為僱員，承授人可於退休日期後十二個月內行使其所有認股權，或(在董事會絕對酌情決定後)如承授人於退休年齡前退休，則可於退休年齡後十二月個月內行使其所有認股權。任何尚未行使的認股權會在有關的十二個月期限後失效；

(d) 承授人若基於下述原因被本銀行或附屬公司(視情況而定)終止僱用而不再為僱員，則其所有認股權會在終止為僱員後之日失效和終止：

(i) 故意不服從合法而又合理的命令；

(ii) 行為不當，與正當及忠誠履行職責的原則不相符；

(iii) 犯有欺詐或不忠實行為；

(iv) 慣常疏忽職責；或

(v) 本銀行或附屬公司(視情況而定)因任何其他理由而有權按照普通法無須給予通知而可終止其僱傭合約；

(e) 承授人若因辭職而不再為僱員，其所有認股權會於實際終止僱用之日失效(以尚未行使的認股權為限)；

(f) 凡出現下列任何事件，承授人的所有認股權會即時失效(以尚未行使的認股權為限)：

(i) 世界任何一個地方為承授人全部或部份的資產或業務委任出清盤人、臨時清盤人、破產管理人或任何執行類似職責的人士；

(ii) 承授人面對尚未履行的判決、法令或裁決，或本銀行有理由相信承授人無力償債或無合理前景可以償債；

(iii) 出現任何情況令任何人士有權採取上述(i)及(ii)分條所指的法律行動、委任上述(i)及(ii)分條所指的人士、展開上述(i)及(ii)分條所指的法律程序或取得上述(i)及(ii)分條所指的法令；

(iv) 承授人面對任何司法權區提出的破產令；或

(v) 承授人面對在任何司法權區提出的破產呈請；

(g) 承授人若基於上述(a)、(b)、(c)、(d)、(e)及(f)分條以外的原因而不再為僱員，承授人可在不再為僱員之日起三個月內，行使其於不再為僱員之日可行使而尚未行使的認股權(否則將告失效及終止)，惟在此等情況下，董事可在彼等決定的條件或限制下，以絕對酌情權另行決定；

(h) 若向全體股份持有人(或除收購人及／或任何受收購人控制的人士及／或任何與收購人一致行動的人士以外的所有持有人)提出全面收購建議(不論以收購方式，還是債務償還安排計劃或其他類似方式)，而該項收購建議已成為或已宣布為無條件(如《香港公司收購及合併守則》所指)，承授人有權在該項收購建議成為或宣布為無條件(如《香港公司收購及合併守則》所指)之日以後一個月內，隨時行使全部或部份在收購建議成為或宣布為條件之日，可以行使但尚未行使的認股權；

(i) 本銀行若向股東發出通告，召開股東常會藉以考慮並酌情批准有關本銀行自動清盤的決議案，本銀行應隨即將有關通告向承授人發出，承授人可向本銀行發出通知書，連同行使相關認股權時應付總認股權價格的滙款（本銀行最遲須於建議常會舉行前兩個營業日（不包括本銀行暫停登記股份過戶的期間）收到有關的通知書），然後行使承授人在本銀行向其發出通知書當日，可以行使但尚未行使的全部或部份認股權。本銀行須在可行情況下，無論如何最遲在建議常會舉行前一個營業日（不包括本銀行暫停登記股份過戶的期間），盡快向承授人配發及發行該等在認股權行使時需發行的數目的股份；及

(j) 本銀行若為重組或合併本銀行，建議與其股東或債權人進行債務妥協或債務償還安排計劃（《上市規則》第7.14(3)條所指的調遷計劃除外），在本銀行向其股東或債權人發出通告，召開常會考慮該項債務償還重組安排當日，須向所有承授人發出該項通告。承授人在收取通告後，可向本銀行發出通知書，連同行使相關認股權時應付總認股權價格的滙款（本銀行最遲須於建議常會舉行前兩個營業日（不包括本銀行暫停登記股份過戶的期間）收到有關的通知書），然後行使承授人在本銀行向其發出通知書當日，可以行使但尚未行使的全部或部份認股權。本銀行須在可行情況下，無論如何最遲須在建議常會舉行前一個營業日（不包括本銀行暫停登記股份過戶的期間），盡快向承授人配發及發行在該等認股權行使時需發行的數目入帳列為繳足的股份，並將承授人登記為該等股份的持有人。

7.4 行使認股權而獲配發的股份必須受本銀行在股份配發日生效的公司組織章程細則的所有條文所限制。該等股份在各方面均與配發日的現有已發行繳足股份享有同等權益；並因此賦予持有人權利，得享所有在配發日之後支付或作出的股息或其他分派，惟股息或其他分派的記錄日期若在股份配發日或之前，則股份不能享有該等已宣派或建議或議決支付或作出的股息或其他分派。承授人在本銀行的股東名冊正式登記為股份持有人前，行使認股權而獲配發的股份不附有投票權。

7.5 在不影響上文的一般性原則下，為了確保或促使符合任何對本銀行具約束力的相關法例、強制規則及／或條例，尤其是《上市規則》中有關內幕交易及其他禁制的規定，承授人祇可在董事會不時合理施加的限制下行使認股權。

8. 認股權的失效

8.1 認股權(指尚未行使的認股權而言)在下列最早發生之日時失效，且不能再行使：

(a) 行使認股權期間屆滿時；

(b) 第7.3(a)、(b)、(c)、(d)、(e)及(f)條所指的任何一段期間屆滿時；

(c) 出現第7.3(g)條所指的情況時；

(d) 就第7.3(h)條所指的情況而言，該條所指的期間屆滿時；

(e) 就第7.3(i)條所指的情況而言，本銀行開始清盤之日；

(f) 就第7.3(j)條所指的情況而言，建議的債務妥協或債務償還安排生效之日；

(g) 出現第7.1條所指的情況；或

(h) 承授人違反授予認股權的附帶條款及條件之日，董事會議決承授人並無違反則作別論。

9. 股數上限

9.1 在第9.2、9.3及9.4條的約束下，根據僱員認股計劃2002授出的認股權以及任何其他涉及發行或授出認股權或其他有關本銀行股份或其他證券權利的認股計劃所涉及的股數，總和不得超過在僱員認股計劃2002獲准之日的已發行股份的5%(「**計劃授權上限**」)，除非根據第9.3條由本銀行股東另行批准則作別論。

9.2 在第9.3及9.4條的約束下，計劃授權上限可不時由本銀行股東在股東常會中更新，但更新後的計劃授權上限不得超過本銀行股東在股東常會中批准更新上限當日，本銀行已發行股份的5%。上限更新後，在計算認股權數目是否已超過經更新上限時，所有在計劃上限更新前，根據本銀行的僱員認股

計劃2002及任何其他認股計劃授出的認股權(包括已按照本銀行僱員認股計劃2002及任何其他認股計劃行使、尚未行使、已註銷、失效的認股權)一概不會計算在內。本銀行必須向本銀行股東寄發印有聯交所不時規定的資料的通函。

9.3 在第9.4條的約束下，董事會可在股東常會中另行尋求股東批准授出超過計劃授權上限的認股權，但超出計劃授權上限的認股權衹可向本銀行在尋求批准前已經指定的合資格人士授出。本銀行必須向本銀行股東發出印有聯交所不時規定、關於建議向該等合資格人士授出認股權的資料的通函。

9.4 因行使根據僱員認股計劃2002及任何其他涉及發行或授出認股權或其他有關本銀行股份或其他證券權利的認股計劃所授出但尚未行使的認股權時，本銀行可以發行的股份最多合共不得超過不時已發行股份的15%。若授出認股權會導致超出上述15%的上限時，一概不得根據本銀行任何計劃(包括僱員認股計劃2002)授出認股權，儘管如此會與僱員認股計劃2002的條款有所抵觸。

9.5 凡合資格人士在行使全部認股權後，會導致該位合資格人士在截至獲授新認股權之日(包括當日)止十二個月內，因行使已經根據或將會根據僱員認股計劃2002及本銀行任何其他計劃獲授的認股權(包括已行使、已註銷及尚未行使的認股權)時，所獲發行及將予發行的股份總數超出新認股權授出之日時的已發行股份的1%，則不得向該位合資格人士再授出新認股權。再度授出超出該上限的認股權時，須受以下的規定所約束：

(a) 經本銀行股東在股東常會中批准，而該位合資格人士及其聯繫人須放棄投票；

(b) 已經向本銀行的股東寄出有關再度授出認股權建議的通函，其中載有《上市規則》不時規定的資料；

(c) 建議向該位承授人授出的認股權的數目與條款(包括認股權價格)須在取得上文(a)分條所指的股東批准前已經釐定；及

(d) 在按照上文第6條計算再度授出的認股權所涉及的股份的認股權價格時，以提呈再度授出認股權而舉行的董事會之日作授予日論。

9.6 第9條所指的股份上限可依照核數師按第10條證明為公允合理的方式調整。

10. 重組股本結構

10.1 凡在認股權仍可行使時，本銀行的股本結構因本銀行以盈利或儲備進行資本化發行、供股、本銀行股份合併、拆細或削減股本而更改，則須對以下各項(如有)作出相應更改：

(a) 尚未行使的認股權所涉及的股份數目或面值；及／或

(b) 認股權價格；及／或

(c) 第9條所指的股數上限。

10.2 本銀行的核數師或獨立財務顧問須以書面按彼等的意見向董事會證明，有關更改整體或者對某位特定的承授人而言屬公平合理(在進行資本化發行時，除非董事會另有明文規定，否則無需該等證明)，並且有關更改符合有關規定，承授人應佔的股本權益比例與之前應得的比例相同，但：

(a) 該等更改在作出時，是以承授人在全面行使認股權時應支付的總認股權價格，盡可能與作出更改前應付的認購價相同(但不得超出)為基準而作出；

(b) 該等更改不得令股份以低於面值的價格發行；及

(c) 該等更改不得令任何承授人根據所持認股權認購的已發行股份比例有所增加。

10.3 為免生疑，本銀行發行證券作為所參與交易的代價，則不列為需作出任何該等更改的情況。

10.4 有關涉及僱員認股計劃2002的核數師或獨立財務顧問費用，一概由本銀行承擔。

10.5 本銀行的核數師或獨立財務顧問根據本第10條發出任何證明時，一概被視為以專家身份而非仲裁者的身份發出，彼等的證明在沒有明顯錯誤時，是為最終及不可推翻的證明，而且對本銀行和所有因此受影響的人士具有約束力。

11. 股本

因任何認股權的行使而有需要增加股本時，須受本銀行股東在股東常會中通過有關批准所限制。在上述的約束下，董事會須使本銀行具備足夠的法定但尚未發行的股本，以應付認股權在行使時的需要。

12. 爭議

任何與僱員認股計劃2002有關的爭議(不論是有關股數、認股權的對象、是否已賦予全部或部份認股權(如適用)，還是認股權價格的數額或其他)，一概轉介本銀行的核數師或獨立財務顧問以專家身份而非仲裁者的身份裁決，有關裁決為最終裁決，對承授人具約束力。

13. 更改僱員認股計劃2002

13.1 除以下事宜須經股東在股東常會中批准外，僱員認股計劃2002的其他任何方面均可藉通過董事會決議案更改：

(a) 僱員認股計劃2002有關「合資格人士」、「承授人」和「行使認股權期間」定義的條文，以及第1、3.1、4、5.2、5.3、6、7.1、7.3、7.4、8、9、10、13、14和15條均不得為了令承授人或準承授人更有利而更改，但事先經本銀行股東在股東常會中批准則作別論；

(b) 重大更改僱員認股計劃2002的條款及條件，但該等根據僱員認股計劃2002現行條款自動生效的更改則作別論；

(c) 改變董事會在更改僱員認股計劃2002條款的權力；

但僱員認股計劃2002經修訂的條款必須持續符合《上市規則》中經不時修訂的有關條文。

13.2 在第13.1條的約束下，董事會可隨時更改、修訂或修改僱員認股計劃2002的條款及條件，令僱員認股計劃2002的條文得以符合所有相關司法權區內，董事會認為對執行僱員認股計劃2002條款所需要的所有相關法定及監管規定。

14. 終止

本銀行可藉通過股東常會決議案或由董事會隨時終止僱員認股計劃2002運作；屆時，董事會再不會授出認股權，但僱員認股計劃2002的條文在各方面仍具有十足的效力和作用。

15. 註銷

董事會可應承授人的要求，絕對酌情註銷任何時候授出但尚未行使的認股權；但凡註銷認股權並向同一承授人發出新認股權時，董事會祇可在第9條所列上限內，在本銀行具備法定但尚未發行股本的股份和現有且尚未授出的認股權的情況下發出該等新認股權(就此不包括所有已註銷的認股權)。

16. 雜項

16.1 僱員認股計劃2002不會向任何人士賦予任何可直接或間接起訴本銀行的法定或衡平法上的權利(構成認股權本身權利者除外)，計劃本身亦不會導致出現法律上或衡平法上可起訴本銀行的訟因。

16.2 本銀行須承擔僱員認股計劃2002的設立和行政管理費用。

16.3 承授人有權收取本銀行向股份持有人寄發的所有通告及其他文件。

16.4 本銀行與承授人之間的任何通告或其他通訊，可採用預繳郵資的方式寄往或由專人送交至本銀行不時在香港的註冊辦事處，或寄往或送交至承授人不時知會本銀行的住址、傳真號碼或電郵地址。

16.5 任何通告或其他通訊若由：

(a) 由本銀行送出，一概會視通告或其他通訊已經在投寄、或以專人或速遞或以傳真交付或在互聯網上寄往承授人不時知會本銀行的電郵地址後二十四小時送達論；及

(b) 由承授人送出，則在本銀收到該通告或其他通訊後，方視為已經送達論。

16.6 承授人有責任取得任何國家或司法權區可能規定由政府或其他官方發出的同意，以冀獲准授予或行使認股權。本銀行不會對承授人未能取得任何該等同意負責，亦不會對承授人因參與僱員認股計劃2002而可能引致的任何稅務或債務負責。

16.7 承授人一經接納認股權，即被視為已經在僱員認股計劃2002的條文約束下，不可撤回地接納認股權；以及被視為已經放棄在失去僱員認股計劃2002中任何權利時，收取款項或其他福利（以失去職位時的補償或其他方式）的權利。

16.8 僱員認股計劃2002和所有根據該計劃授出的認股權一概須遵守《上市規則》的規定，並受香港法律所規管和按其詮釋。

此乃要件　請即處理

閣下如對本通函任何方面或對　閣下應採取的行動有**任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有東亞銀行有限公司的股份，應立即將本通函和代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



東亞銀行有限公司

(於香港註冊成立的有限公司)

有關
採納僱員認股計劃2002
及
終止僱員認股計劃1999運作之建議

東亞銀行有限公司謹訂於二零零二年三月二十六日(星期二)上午十一時正，假座香港干諾道中三號麗嘉酒店大禮堂召開二零零二年股東週年常會，藉以批准本通函所列的事宜。股東週年常會或其任何續會的通告於本銀行二零零一年度年報第四十四頁刊載。股東可委任代表代其出席並於會上投票。委任代表不必為股東。填妥的代表委任表格最遲須在股東週年常會或其續會指定舉行時間四十八小時前，交回香港中環干諾道中一一一號永安中心五樓的標準證券登記有限公司。

香港，二零零二年三月二日

(此中文譯本如與英文原文有不符之處，以英文本為準)

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.



The Bank of East Asia, Limited
(Incorporated in Hong Kong with limited liability in 1918)
10 Des Voeux Road Central, Hong Kong.

Dear Shareholder,

5th March, 2002

FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER, 2001
SHARE OPTION IN LIEU OF CASH DIVIDEND

1. Particulars of the Dividend

On 5th February, 2002 your Directors declared a final dividend of HK$0.33 per share for the year 2001 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash. The dividend will be paid on or about Tuesday, 26th March, 2002 to shareholders whose names were on the Register of Members at the close of business on Tuesday, 5th March, 2002.

Shareholders thus have the choice of receiving:

(a) cash of HK$0.33 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 8th March, 2002 to Thursday, 14th March, 2002. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 14th March, 2002. The basis of allotment of the New Shares will be published in the press on Friday, 15th March, 2002.

Fractional entitlements to the New Shares in respect of choices (b) and (c) above will be disregarded and the benefit thereof will accrue to the Bank. The New Shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2001, but will rank pari passu in all other respects with the existing shares.

2. Share Certificates and Stock Exchange Listing

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for a listing of and permission to deal in the New Shares. The certificates for the New Shares will be sent by ordinary mail to shareholders at their own risk on or about Tuesday, 26th March, 2002. Save that the Convertible Bonds due 2003 issued by the Bank are listed on the Luxembourg Stock Exchange, no part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than The Stock Exchange of Hong Kong Limited.

3. Form of Election

A Form of Election is enclosed (*see Note*) with this letter for use by shareholders who wish to receive the final dividend in New Shares or to make a permanent election to receive shares in lieu of any future dividends to be payable in cash with a scrip alternative. Please complete and return the enclosed Form of Election to reach Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, **by 4:00 p.m. on Wednesday, 20th March, 2002.**

Note: *The Form of Election has not been enclosed for the shareholders who have previously elected to receive their dividends in scrip or in cash permanently. If you wish to change the permanent election, please inform Standard Registrars Limited by notice in writing **by 4:00 p.m. on Wednesday, 20th March, 2002.***

If you wish to receive your dividend in cash in respect of the current final dividend, you need take no action. Shareholders who do not make an election to receive their dividend in scrip will receive the dividend in cash.

If you wish to receive New Shares in lieu of cash dividend in respect of the current final dividend, you should complete Box D and fill in the number of registered shares for which you wish your dividend to be paid in shares.

If you wish to receive New Shares in lieu of cash dividend in respect of the current final dividend and all future dividends permanently, you should enter a (√) in Box E. A permanent election cannot be made in respect of part of your registered shares.

If you wish to receive all future dividends in cash permanently, you should sign the section on Permanent Receipt of Cash Dividend on the reverse side of the Form of Election.

4. Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the scrip dividend scheme. A person receiving a copy of this letter and/or a Form of Election outside Hong Kong may not treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The shares of the Bank have not been registered under the applicable securities legislation of either the United States of America or Canada and therefore may not be allotted by way of scrip dividend to any shareholder whose registered address is in the United States of America or any of its territories or possessions, or in Canada and any such shareholder will receive the 2001 final dividend wholly in cash.

Yours faithfully,
Molly HO Kam-lan
Company Secretary



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃重要文件　請立即處理

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER, 2001 - FORM OF ELECTION
截至二零零一年十二月三十一日止年度的末期股息 - 選擇表格

IF YOU WISH TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND EITHER IN WHOLE OR IN PART YOU MUST COMPLETE THIS FORM AND RETURN IT TO REACH THE SHARE REGISTRAR OF THE BANK, STANDARD REGISTRARS LIMITED, 5TH FLOOR, WING ON CENTRE, 111 CONNAUGHT ROAD CENTRAL, HONG KONG BEFORE THE DEADLINE AS SPECIFIED IN BOX A BELOW.
如擬就派發之現金股息選擇全部或部份收取股份，則最遲須於下列甲欄內所示之截止日期前將表格填妥交回並送達本銀行之股份登記處，標準証券登記有限公司，地址為香港中環干諾道中111號永安中心五樓。
IF YOU WISH TO RECEIVE CASH DIVIDEND IN WHOLE FOR THE CURRENT DIVIDEND, YOU NEED NOT COMPLETE THIS FORM. HOWEVER, IF YOU WISH TO RECEIVE ONLY CASH IN RESPECT OF ALL FUTURE DIVIDENDS, PLEASE SIGN THE NOTICE ON THE REVERSE OF THIS FORM.
如欲以全部現金收取是期股息，無須填寫本表格。不過，如有意就日後獲派發之股息全部收取現金，請填寫及簽署本表格背後之通知。

BOX A 甲欄	DEADLINE TO RETURN THIS FORM (RECEIVED BY THE REGISTRAR) 交回此表格截止日期（以送達股份登記處為準）	4:00 P.M., WEDNESDAY, 20TH MARCH, 2002 2002年3月20日星期三下午四時

BOX B 乙欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址

SPECIMEN

BOX C 丙欄	NUMBER OF REGISTERED SHARES AS AT 5TH MARCH, 2002 於2002年3月5日登記持有之股數

ELECTION FOR SHARES (ONLY FOR THE 2001 FINAL DIVIDEND OF HK$0.33 PER SHARE)
選擇收取股份（只就每股港幣3角3仙之2001年度末期股息作出選擇）

IF YOU ELECT TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND IN WHOLE OR IN PART OF YOUR REGISTERED SHARES, INSERT IN BOX D THE NUMBER OF YOUR REGISTERED SHARES IN RESPECT OF WHICH YOU ELECT TO RECEIVE SHARES.
如擬就名下登記持有股數之全部或部份選擇收取股份以代替現金股息，請在丁欄內填上該已登記之股數。

BOX D 丁欄	NUMBER OF REGISTERED SHARES FOR WHICH DIVIDEND TO BE PAID IN SHARES 選擇以股代息之已登記股數	

NOTE : IF YOU SIGN THIS FORM BUT DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE SHARES IN LIEU OF CASH OR IF YOU ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING THEN IN EITHER CASE YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME.
附註 : 如　閣下簽妥此表格，但未註明意欲收取股份以代替現金股息之股數，或選擇收取股份以代替現金股息之股數，比登記在名下者為多，在此任何一種情況下，閣下將被視作已選擇名下全部股份收取股份代替現金股息。

PERMANENT ELECTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND (FROM 2001 FINAL DIVIDEND ONWARDS)
選擇長期收取股份代替現金股息（由2001年度末期息開始）

ENTER A TICK (✓) IN BOX E IF YOU WISH TO RECEIVE, IN RESPECT OF ALL REGISTERED SHARES, SHARES INSTEAD OF CASH IN RESPECT OF THE CURRENT AND FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES. **A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR REGISTERED SHARES.**
閣下如擬就是期股息及日後獲派發之股息，在可選擇收取股份以代替現金股息時，就名下所有股份全部收取以股代息，即請在戊欄內加上（✓）號。
閣下不得將名下部份股份選擇長期收取股份代替現金。

COMPLETION OF BOX E BELOW WILL AUTOMATICALLY INVALIDATE ANY ENTRY IN BOX D.
一旦填寫戊欄後，丁欄所填一切即告失效。

BOX E 戊欄	PERMANENT ELECTION FOR SHARES 選擇長期收取股份	

TO THE BANK OF EAST ASIA, LIMITED 致東亞銀行有限公司：
I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), GIVE NOTICE OF ELECTION TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF THE DIVIDENDS PAYABLE ON THE SHARES REGISTERED IN MY/OUR NAME(S) IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE.
本人／吾人為下面簽署及上列之股東，茲通知本人／吾人名下之股份所應獲派發之股息，將根據以上所作指示，收取股份以代替現金股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ----------------------------------

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. (ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 : （一）所有聯名持有人均須簽署。（二）股東如屬有限公司，則表格須由正式授權人簽署。

NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本銀行不會就收到本表格一事發給收據。
CERTIFICATE(S) AND/OR DIVIDEND WARRANT FOR THE ENTITLEMENT WILL BE SENT BY ORDINARY MAIL TO THE SHAREHOLDER(S) AT HIS/THEIR RISK TO THE ADDRESS AS SHOWN ABOVE. CASH DIVIDEND WILL BE PAID IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
應得之股票及／或股息單將以平郵按上列地址寄予股東，如有郵誤，由收件股東自行負責。倘股東已於事前發出股息處理指示，則現金股息將會遵囑辦理。

DATE ON WHICH THE CERTIFICATE(S) AND/OR DIVIDEND WARRANT WILL BE SENT 股票及／或股息單寄發日期	TUESDAY, 26TH MARCH, 2002 2002年3月26日星期二



Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

01	02	2002	To 至	27	02	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$354,000.00

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ HK$1,398,390.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ HK$3,584,832,965.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-12,600-	HK$2.50	HK$15.30	Nil	HK$12.80	HK$161,280.00
Ordinary	-129,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$1,237,110.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97 號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached lists		-141,600-		
	Total Shares Allotted by Class 各類股份分配總額	-141,600-		

Signed 簽名 :

(Name 姓名) : (Molly HO Kam Lan) Date 日期 : 11 MAR 2002

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply* 請刪去不適用者

South China Morning Post

FRIDAY MARCH 15 2002



THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER, 2001

The scrip entitlements under the 2001 Final Scrip Dividend would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 8th March, 2002 to Thursday, 14th March, 2002 (both days inclusive) which was HK$15.48.

In our circular letter to shareholders dated 5th March, 2002, it was announced that the Directors had declared a final dividend for the year ended 31st December, 2001 in cash at HK$0.33 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 8th March, 2002 to Thursday, 14th March, 2002 (both days inclusive) which was HK$15.48. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Wednesday, 20th March, 2002 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{0.33}{15.48}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2001, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the final dividend will be despatched to shareholders by ordinary mail at their own risk after the conclusion of the Annual General Meeting on Tuesday, 26th March, 2002.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 14th March, 2002.

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 **Company Name** 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	02	2002	To 至	27	02	2002

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$354,000.00

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ HK$1,398,390.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配) $ HK$3,584,832,965.00

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-12,600-	HK$2.50	HK$15.30	Nil	HK$12.80	HK$161,280.00
Ordinary	-129,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$1,237,110.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares. 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面値	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached lists		-141,600-		
	Total Shares Allotted by Class 各類股份分配總額	-141,600-		

Signed 簽名 :

(Name 姓名) : (Molly HO Kam Lan)
~~Director 董事~~／Secretary 秘書 *

Date 日期 : 11 MAR 2002

Delete whichever does not apply 請刪去不適用者

South China Morning Post

FRIDAY MARCH 15 2002



THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER, 2001

The scrip entitlements under the 2001 Final Scrip Dividend would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 8th March, 2002 to Thursday, 14th March, 2002 (both days inclusive) which was HK$15.48.

In our circular letter to shareholders dated 5th March, 2002, it was announced that the Directors had declared a final dividend for the year ended 31st December, 2001 in cash at HK$0.33 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 8th March, 2002 to Thursday, 14th March, 2002 (both days inclusive) which was HK$15.48. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Wednesday, 20th March, 2002 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{0.33}{15.48}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2001, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the final dividend will be despatched to shareholders by ordinary mail at their own risk after the conclusion of the Annual General Meeting on Tuesday, 26th March, 2002.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 14th March, 2002.